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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May  2004

Commission File Number:   000-50012

Gold City Industries Ltd.

( Translation of registrant’s name into English )

550 – 580 Hornby Street, Vancouver, British Columbia, CANADA V6C 3B6

(Address of principal executive offices)

1.

Technical Report on the Golden Crown Property Dated June23, 2004

2.

Qualification Certificate(s) Dated June 22, 2004, included in report

3.

Consent letter(s) Dated June 22, 2004, included in report

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F XXX  Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No XXX

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required  to  respond unless the  form displays a currently valid OMB control number.

TECHNICAL REPORT
GOLDEN CROWN PROPERTY
GREENWOOD, BRITISH COLUMBIA, CANADA

PREPARED FOR

GOLD CITY
INDUSTRIES LTD.

PROJECT NUMBER:	*04V332*	*DISTRIBUTION LIST:*	
DATE OF ISSUANCE:	*JUNE 22, 2004*	*CLIENT*	*2 COPIES*
PREPARED BY:	*NEIL BURNS M.SC., P.GEO* *PAUL COWLEY P.GEO.*	*SNOWDEN MIC*	*1 COPY*
		TOTAL	*3 COPIES*

SNOWDEN MINING INDUSTRY CONSULTANTS

#720 – 1090 WEST PENDER STREET, VANCOUVER, B.C. V6E 2N7

TABLE OF CONTENTS

1.    SUMMARY

2.

Introduction And Terms Of Reference

3.

DISCLAIMER

4.

PROPERTY DESCRIPTION AND LOCATION

5.

AcceSSIBILITY, CLIMATE, INFRASTRUCTURE AND PHYSIOGRAPHY

6.

HISTORY

7.

GEOLOGICAL SETTING

7.1.

Regional

7.2.

Property

8.

DEPOSIT TYPEs

8.1.

Rossland-Type Veins

8.2.

Lexington’s Grenoble Deposit

9.

MINERALIZATION

9.1.

Regional

9.2.

Property

9.3.

Golden Crown Vein

9.4.

King Vein

9.5.

Winnipeg Vein

9.6.

George Vein

9.7.

McArthur Vein

9.8.

Samaritan Vein

9.9.

Queen

9.10.

Princess Vein

9.11.

Tiara Vein

9.12.

South Zone

9.13.

Portal Vein

9.14.

Calumet

9.15.

J & R

9.16.

Other Veins

9.17.

Main and Footwall Shears

10.

EXPLORATION

11.

DRILLING

11.1.

Pre-2003 Drilling

11.2.

GC 2003 Diamond Drill Program

12.

SAMPLING METHOD AND APPROACH

13.

Sample Preparation, Analysis and Security

14.

DATA VERIFICATION

14.1.

Gold City Findings

14.2.

Quality Control

14.3.

Independent Sampling by Snowden

14.4.

Assay Certificate Review

15.

Adjacent properties

15.1.

Athelstan-Jackpot Claims

15.2.

Grenoble Deposit

15.3.

Lone Star Mine

16.

MINERAL PROCESSING AND METALLURGICAL TESTING

17.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1.

Available Data

17.2.

Geological Interpretation

17.3.

Compositing

17.4.

Basic Statistics

17.4.1.

Gold Accumulation

17.4.2.

Copper Accumulation

17.5.

2D Geostatistical Analysis

17.5.1.

Gold Accumulation

17.5.2.

Copper Accumulation

17.6.

Resource Estimate

17.7.

Block Model Setup

17.7.1.

Kriging Parameters

17.7.2.

Classification

17.7.3.

Model Validation

17.8.

Density

17.9.

Reporting of Tonnes and Grade

18.

OTHER RELEVANT DATA AND INFORMATION

19.

INTERPRETATION AND CONCLUSIONS

20.

Recommendations

21.

references

22.

Certificate and ConsentS of Author

Figures

Figure 4.2

Winnipeg/Golden Crown Property

Figure 7.1

Golden Crown Property Regional Geology (After Fyles, 1990)

Figure 8.1

Rossland Camp Geology

Figure 9.1

Historical Golden Triangle

Figure 9.2

Greenwood Mining Camp

Figure 9.3

Plan Map - Compilation

Figure 9.4

Schematic Geologic Profile

Figure 9.5

Plan of Underground Development

Figure 9.6

Surface Drill Hole Plan and Underground Workings

Figure 14.1

Golden Crown High Grade Standard

Figure 14.2

Golden Crown Low Grade Standard

Figure 17.1

Isometric View of Interpreted Zones of Vein Mineralization

Figure 17.2

Log Probability Plot of Composite Lengths

Figure 17.3

Log Histogram and Log Probability Plot for George Vein –Gold Accumulation

Figure 17.4

Log Histogram and Log Probability Plot for King 1 Vein –Gold Accumulation

Figure 17.5

Log Histogram and Log Probability Plot for King 2 Vein –Gold Accumulation

Figure 17.6

Log Histogram and Log Probability Plot for McArthur Vein –Gold Accumulation

Figure 17.7

Log Histogram and Log Probability Plot for George Vein –Copper Accumulation

Figure 17.8

Log Histogram and Log Probability Plot for King 1 Vein –Copper Accumulation

Figure 17.9

Log Histogram and Log Probability Plot for King 2 Vein –Copper Accumulation

Figure 17.10

Log Histogram and Log Probability Plot for McArthur Vein –Copper Accumulation

Figure 17.11

Dip Plane Contoured Continuity Plot for Gold Accumulation

Figure 17.12

Direction 1 Variogram for Gold Accumulation

Figure 17.13

Dip Plane Contoured Continuity Plot for Copper Accumulation

Figure 17.14

Direction 1 Variogram for Copper Accumulation

Figure 17.15

Block Model Setup

Figure 17.16

Sectional View of Gold Accumulation, George Vein

Figure 17.17

Sectional View of Classified Resources, King 1 Vein

Figure 17.18

Model Validation Plot of the King 1 Vein for Gold –by Easting

Figure 17.19

Model Validation Plot of the King 1 Vein for Gold –by Elevation

Figure 17.20

Model Validation Plot of the King 1 Vein for Copper –by Easting

Figure 17.21

Model Validation Plot of the King 1 Vein for Copper –by Elevation

Tables

Table 4.1

Mineral Claims, Greenwood Mining Division

Table 7.1

Generalized Stratigraphic Column after Fyles (1990)

Table 9.1

Gold Production in B.C. (Schroeter, 2003)

Table 9.3

Significant Tiara Vein Intercepts (1998)

Table 11.1

Summary of Pre-2003 Drilling

Table 14.1

Snowden Independent Sampling Results

Table 14.2

Numbers of Drill holes with Supporting Documentation

Table 17.1

Kriging Parameters

Table 17.2

Global Validation Statistics

Table 17.3

Golden Crown Classified Mineral Resource at a 6 g/t AuEq Cutoff

Appendices

Appendix A

Composites

Appendix B

Statistics

Appendix C

Variography

Appendix D

Resource Estimate Summary Tables

Appendix E

Snowden 2004 Site Visit Phot o s

1.

SUMMARY

Snowden Mining Industry Consultants (Snowden) was retained by Gold City Industries Ltd. (GC) to provide a resource estimate for the Golden Crown property, Greenwood, British Columbia.  The resource estimation work was undertaken in compliance with CIM Mineral Resource and Mineral Reserve definitions that are referred to in National Instrument (NI) 43-101, Standards of disclosure for Mineral Projects.  This technical report has been prepared in compliance with the requirements of Form 43-101F.

The Golden Crown Property is composed of 61 contiguous mineral claims located 4 km east southeast of Greenwood, in south central British Columbia and 1 km south of the Ph oe nix open pit that produced 1 million ounces of gold and 400 million pounds of copper.  The property is an amalgamation of four contiguous property acquisitions where GC can acquire 100% interest in the claims subject to underlying NSR royalties.

The Greenwood area is a historic mining region, ranking sixth largest in gold production in British Columbia with approximately 1.3 million ounces of gold.  Much of the production was from the Phoenix copper-gold skarn, some 2-3 km northwest from the heart of the sulfide vein system on the Golden Crown Property.  Neighboring mining camps include the Republic district of northern Washington, 50 km south of the claims, which has produced 2.5 million ounces of gold from epithermal deposits and the Rossland mining camp 45 km east of the property which has produced 2.5 million ounces of gold.  GC has interpreted the Rossland veins and geology to be similar to the Golden Crown Property.

At the Golden Crown Property historic production from the Winnipeg claim stands at 53,316 tonnes averaging 6.9 g/t Au and 0.16% Cu.  GC believes that the reported production figures understate the true production as suggested by the extent of respective workings and dumps.

The Golden Crown property covers a corridor of west northwest trending sub parallel and closely spaced steeply dipping massive sulfide and quartz-sulfide veins occur in the southeastern part of the property as part of a 4 km long gold/copper system.  The core of the known vein system lies within an area 130 m wide by 800 m long.  Veins typically range 0.3 – 1.0 m, with local developments to 5 m true width near the serpentinite contact.  Veins range greatly in sulfide content but generally contain 50-90% sulfides of pyrrhotite-pyrite and lesser chalcopyrite in a quartz gangue.  Quartz veins with very low sulfide content are also present.  Both vein types can carry high gold tenor.  Extensive surface and underground drilling and a 1.1 km exploration adit have helped to define the vein system.  About 2.5 km to the west northwest along the gold/copper corridor, trenching has identified several sympathetic north dipping auriferous shear zones indicating the northwest extension of the Golden Crown gold system.  The 2.5 km gap between the principal vein system and the trenched auriferous shears contain untested soil gold anomalies.

Snowden’s resource geologist Kevin Palmer visited the site from April 28-29, 2004 to verify the conduct of GC’s 2003 drilling program.

The resource estimate involved statistical and geostatistical analyses of the data .  O rdinary K rig ing was used to interpolat e true vein thickness and composited gold and copper accumulations into a 2D block model.  Classification of the resource was done in compliance with CIM 2000 definitions and standards.

Table 1.1 displays the classified Golden Crown resource above a block cutoff grade of 6 g/t gold equivalent.  Equivalent grades were calculated with the following assumed metal prices and formula:

Gold Price = $380/oz or $11.08195/gram;

Copper Price = $1.10/ lb or $0.00243/gram; and

 Gold Equivalent (AuEq) = Au + (Cu X 10,000)/4569.712

Recoveries of both metals were assumed at 100% and no factoring for anticipated net smelter returns was made in the calculation of gold equivalence.

Table 1.1     Golden Crown Classified Resource at a Cutoff of 6 g/t Gold Equivalent

At a cutoff grade of 6 g /t gold equivalent, the currently defined Indicated Mineral Resource at Golden Crown is 30,700 tonnes grading 17.9 g/t Au and 0.8% Cu or a gold equivalent of 19.7 g/t.  Inferred Resources are estimated at 74,200 tonnes grading 12.7 g/t Au and 0.6% Cu or a gold equivalent of 14.0 g/t at the same gold equivalent cutoff grade.

2.

INTRODUCTION AND TERMS OF REFERENCE

Snowden Mining Industry Consultants (Snowden) was retained by Gold City Industries Ltd. (GC) to provide a resource estimate for the Golden Crown property, Greenwood, British Columbia.  The resource estimation work was undertaken in compliance with CIM Mineral Resource and Mineral Reserve definitions that are referred to in National Instrument (NI) 43-101, Standards of disclosure for Mineral Projects.  This technical report has been prepared in compliance with the requirements of Form 43-101F.

Mr. Neil Burns, P.Geo., an employee of Snowden, and Paul Cowley, P.Geo. a consultant for GC, served as the Qualified Persons responsible for preparing the Technical Report.  The resource estimation work was reviewed by Mr. Andrew Ross, FAusIMM, CP.Geo., also an employee of Snowden.

Paul Cowley supervised the 2003 drilling and sampling activities and has authored Sections 3 to 16 of th e report.  Snowden has authored Section 17 of th e report and is responsible for all aspects of the estimation of Golden Crown resources.  Sections 19 and 20 have been co-authored by GC and Snowden.

In preparing this report, Snowden relied on geological reports, maps and miscellaneous technical papers listed in the References (Section 21) of this report, public information, and Snowden’s experience in British Columbia.  A site visit of the Lexington and Golden Crown properties was performed by Kevin Palmer, an employee of Snowden, between April 28th and 29th, 2004, during which the recent drilling programs were reviewed and many of the new drill collars were substantiated.  At the time of the site visit, the latest drilling program had been completed and all samples analyzed by Eco Tech Laboratories Ltd. (Eco Tech), Kamloops, BC.  Snowden requested Eco Tech to provide a number of representative sample rejects for independent confirmation analysis.  These samples were sent to ALS Chemex Laboratories in Vancouver and the results are included in this report.

Snowden has not reviewed the land tenure situation in detail and has not independently verified the legal status or ownership of the properties or underlying option and/or joint venture agreements.  The results and opinions expressed in this report are based on Snowden’s field observations and the technical data provided by GC.  While Snowden has carefully reviewed all of the information made available by GC, and believe it to be reliable from the checks made, Snowden has not conducted an in-depth independent investigation to verify its accuracy and completeness from first principles.

This report is intended to be used by GC and is subject to the terms and conditions of its contract with Snowden.  Reliance on the report may only be assessed and placed after due consideration of the nature and Snowden’s scope of work, as described herein.  This report is intended to be read as a whole, and sections or parts thereof should therefore not be read or relied upon out of context.

Snowden permits GC to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation.  Except for the purposes legislated under provincial securities law, any other use of this report by any third party is at that party’s sole risk.  Further, any results or findings presented in this study, whether in full or excerpted, may not be reproduced or distributed in any form without Snowden’s written authorization.

All measurement units used in the resource estimate are metric and the currency is expressed in US dollars unless stated otherwise.

3.

DISCLAIMER

No disclaimer statement was necessary for the preparation of this report.

4.

PROPERTY DESCRIPTION AND LOCATION

The Golden Crown Property is composed of 61 contiguous claims totaling 61 units and 906. 9 hectares (Figure 4.1 and  4.2).  The claims are located within the Greenwood Mining Division in south central British Columbia, Canada (Table 4.1) and are centered on 49° 05’ 00’’ N and 118° 35’ 30’’ W on NTS map sheet 82E/02E ..  The claims are 4 km east southeast of Greenwood and 1 km south of the Phoenix open pit at an average elevation of 1370 m.  Figure 9.1 to Figure 9.6 show the location of known and interpreted mineralization which host a mineral resource as well as mine workings, all relative to the claim boundaries.

The property is an amalgamation of four contiguous property acquisitions.  GC entered into four separate agreements to acquire 100% interest in the claims subject to underlying net smelter return (“NSR”) royalties as follows:

1.

The first acquisition was the Winnipeg and Golden Crown Crown Grants.  GC entered into an agreement dated August 6, 2002 to acquire 100% interest in these crown grants for 1,000,000 common shares of GC and $150,000 over a period of 15 months.  GC has completed on these commitments thus owning 100% of these claims.  Dynasty Motor Car Corporation (Dynasty) will receive a 2.5% NSR royalty for all production of minerals from the property.  GC will have the right, but not the obligation to purchase the 2.5% NSR royalty for $1,250,000, in increments of 0.5% at $250,000 per increment, within a 2 year period, subject to the first increment being purchased within the first year of the agreement.  The two claims have been legally surveyed.

2.

The Zip group of claims comprising 11 units in 139 hectares formed the second acquisition.  GC signed an agreement with John Kemp to acquire 100% interest in the Zip 1 – 11 mineral claims, subject to a 1.5% NSR royalty.  In consideration for 100% interest in the Zip claims, the Company made cash payment of $500 and delivered 25,000 common shares.  The 1.5% NSR royalty will be capped at $750,000 and the Company will have the right to purchase the NSR royalty for $375,000, in 0.5% increments, at $125,000 per increment, at anytime within 5 years.

3.

The JD ground composed of 37 units in 577.83 hectares was the third acquisition.  GC entered into an option agreement with John Kemp, Don Hairsine, and George Nakade to acquire 100% interest in the JD mineral property; subject to a 2.5% NSR royalty.  Under the terms of the option agreement, the Company will make cash payments totaling $97,500, deliver 300,000 shares, and conduct $250,000 in exploration expenditures on the property over a four year period.  GC is still earning its interest in this property, without any deficiencies to date.  The Vendors will retain a 2.5% NSR royalty capped at $2,500,000.  The Company will have the right, at anytime in the five year period after it has exercised the option to acquire the property, to purchase the 2.5% NSR royalty for $1,500,000, in increments of 0.5%, at $300,000 per increment.

4.

The Century Gold ground comprising 11 units in 158.32 hectares formed the fourth acquisition.  GC entered into an option agreement with Novra Technologies Inc., to acquire 100% interest, subject to a net NSR royalty, in the Century Gold mineral property.  Under the terms of the option agreement, the Company will make cash payments totaling $75,000 over a two year period from the date of acceptance of the transaction by the TSX Venture Exchange and will deliver 400,000 shares to Novra Technologies Inc.  The Company has one remaining option payment in October 2004 to complete the acquisition.  Concurrently, a 4.5% gross value of production royalty, pursuant to an underlying agreement on the Century claims, has been converted to a 4.5% NSR royalty, payable to three royalty holders.  The 4.5% NSR royalty will reduce to a 2.7% royalty after the first $300,000 in NSR royalty payments.  Pursuant to the royalty agreement, the Company has agreed to exploration work commitments of $15,000 per year over a ten year period.  GC has fulfilled the first year’s $15,000 work commitment to October 2004, by the fall 2003 Tiara and Portal Vein drilling campaign.

Table 4.1   Mineral Claims, Greenwood Mining Division

GC is unaware of any environmental liabilities on the claims with the exception of the ore dump with an dimension of about 15 X 15 X 10 m in height containing hi gh sulfide/oxidized material beside the Winnipeg shaft that have been sitting there since the early 1900’s.  This stock pile is on a flat area without any significant run-off effects.

Any exploration work will require Notice of Work Permits before proceeding.  A permit to allow trenching on the property has been granted and is in progress at the time of writing.

YUKON
N. W. T.
U.S.A.
ALBERTA
N
Prince Rupert
Prince George
LEXINGTON PROPERTY
Kamloops
Kelowna
Vancouver
Victoria
U. S. A.
0
500
KILOMETRES

GOLD CITY INDUSTRIES LTD	
Lexington Property Greenwood Mining Division B.C	
LOCATION MAP	
Figure 4.1	
Date: 06/04	Dwg by: ARR

Figure 4.1   Golden Crown Property Location Map

N
MO
369117
BO
368085
ME 100
390485
215984
97 WINDFALL
358685
WOLFARI
355422

GOLD CITY INDUSTRIES LTD

Winnipeg / Golden Crown Property

CLAIM MAP

Greenwood Mining Division

Figure 4.2

Date: June 16, 2004 BCTrim Ref: 082E008/007

Figure 4.1      Winnipeg/Golden Crown Property

5.

ACCESSIBILITY, CLIMATE, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is 4 km east southeast of Greenwood and 1 km south of the Phoenix open pit.  The claims are easily accessible by : first ly, a paved provincial highway to Greenwood (i.e. Crowsnest Highway No. 3) ; followed by a paved/gravel road immediately east of Greenwood accessing the Phoenix open pit and linking to the main Lone Star haul road.  Secondary dirt roads east and west of Hartford Junction on the Lone Star haul road provide access across the claims.  Alternatively, the main gravel haul road can be accessed from the Highway No. 3 along the Phoenix ski slope road found between Greenwood and Grand Forks.  The nearest full-service airport is at Penticton.

The regional terrain is mountainous and has an elevation range of approximately 300 to 2,000 m.  The claims occur at an average elevation of about 1370 m.  In the area the higher elevations are forest covered while the lower elevations are grass ranch land.  The forest cover is second growth Ponderosa Pine, Douglas Fir and Larch with minimal underbrush.  The claims are encompassed in the Kettle Provincial Forest Department and lies between Boundary, Eholt and July Creeks.  The largest drainage basin in the district is the Kettle River basin 16 km southwest of the claims.

The climate is characterized by hot, dry summers and winters with snowfall generally less than 1 m.  Work could be carried out year round but snow ploughing beyond Hartley Junction during winter months would be required.

Infrastructure is available in the immediate area to support mining.  A natural gas pipeline and power line run close to the north limits of the property.  In addition, there is a large, skilled workforce of trades and technical professionals as well as equipment suppliers available throughout the region.

The property provides suitable areas to locate waste disposal areas, a mill, and tailing facilities.  GC has submitted an application for a mill and tailing facility.  The exploration adit accessing the mineralization has its portal on the Calumet claim but part of the existing waste dump for that drift is on the adjoining Athelston-Jackpot claim group.

6.

HISTORY

The key Winnipeg and Golden Crown claims and the immediate area have had a long history of exploration and development partially described by previous workers (Robb, 190; Sookochoff, 1984a; Kim 1987c; Keyte and Sanders, 1980).  The following exploration and development history on the claims is summarized from these sources as well as from Minister of Mines Annual Reports (1895-1905, 1938-41 and 1967-68), and from Minfile records 082ESE032 and 082ESE033 :

*

1894 - The Winnipeg and Golden Crown claims were originally staked and subsequently C rown granted in 1896, however, owned and worked independently.

*

1900 and 1901 - the owners of the Golden Crown sunk a 98 m deep shaft on the Golden Crown vein and conducted a series of cross-cuts, raises and drifts totaling approximately 760 m on the 100, 150 and 300 foot levels.  Production of 2,488 tonnes averaging 15.4 g/t Au and 1.5% Cu was mined during this period ..  Production was reported from three stopes on the 100 foot level reaching 55 m either side of the shaft .   A 100 m long exploration/access adit (4’ x 4’) was later driven on the Golden Crown claim , however the adit reached its target.

*

1899 - the owners of the Winnipeg claim sunk a 91 m deep shaft on one of two veins separated by 25-30 m.  Approximately 84 m of drifting was done along the 100 foot level, however, by 1902 a total of 305 m of sinking and raises and 915 m of cross-cuts and drifts were completed.

*

May 1902 a disastrous fire and financial difficulties resulted in a suspension of operations.  Although some production was reported from 1900-1903, the majority of the production was completed for the period 1910-1912 through the Golden Crown development.  The property lay dormant until 1940, when some minor production occurred.  The total production from the Winnipeg claim stands at 53,316 tonnes averaging 6.9 g/t Au and 0.16% Cu.

It should be noted that the production figures reported on both the Winnipeg and Golden Crown claims do not appear to be consistent with the extent of their respective workings and dumps.

*

1965-68 - Sabina Mines and Scurry Rainbow conducted a diamond drilling and geophysical program targeting serpentinite-hosted nickel and chromite.  Sixteen BQ holes totaling 1650 m were completed ..  Data is only available for 10 of these holes (Kim, 1987c).

*

Late 1960’s - Meridian Exploration Syndicate conducted a geochemical and geophysical survey and diamond drilling program on the property.  They report a 21 m intercept of 0.2% Cu although the location of this work is uncertain.

*

1970 - Granby conducted an IP survey over the property but the details of this work are not known.

*

1976 - Grand Forks Syndicate completed a 5 hole drill program totaling approximately 200 m.

*

1977-1978 - Con Am Resources optioned the claims and conducted a 12 hole drill program .

*

1979 - Boundary Exploration Ltd. (later Consolidated Boundary Exploration) acquired the claims in  and completed a 4 hole, 300 m drill program.

*

1980 - t he claims were optioned to Mundee Mines.  Drill holes were resurveyed.  The Golden Crown shaft was de-watered to the 100 foot level allowing access for the surveying, mapping and chip sampling (56 samples).  Mundee drilled 16 additional holes totaling 1500 m and conducted a surface mapping program.

*

1983 - Grand Forks Mines Ltd. optioned 50% interest in the claims.

*

1983 to 1990 - a total of 137 surface and 53 underground diamond drill holes were conducted on the Winnipeg and Golden Crown claims and their adjacent claims culminating in the discovery of nine mineralized zones.  At this point the Winnipeg and Golden Crown claims were explored as part of a larger property, the Golden Crown Project, which included eleven additional adjoining reverted crown grants.

*

M id-1980’s - Consolidated Boundary Exploration, completed 5 drill holes on JD (now part of Golden Crown Property) at that time, reporting an 8.6 g/t Au intercept across 3.6 m.

*

1986-1988 - Noranda conducted significant work on the northwestern part of the JD claim group.  Work included grid establishment, soil sampling, geophysics, 26 trenches, 8 diamond drill holes totaling 672 m and 10 reverse circulation (RC) drill holes totaling 1078 m.  Results were encouraging.  A 1 km long elevated gold soil anomaly was identified.  Trenching over a 90 m strike length of the 1 km long anomaly identified sub-parallel mineralized shear zones.  Highlights of the trenching and drilling were 5.0 m grading 14.2 g/t Au, and 2.0 m grading 18.2 g/t Au.  Follow-up work recommended by Noranda was never completed.

*

1995 - Noranda allowed the JD claim area to lapse.

*

1987 - a ll available data was entered into a digital database which allowed the preparation of a preliminary resource that was encouraging enough to recommend a $1.3 million surface drilling and underground program.  A program of 750 m of drifting and cross-cuts was carried out to provide for underground drilling access, future haulage access and a 150lb bulk sample from the King vein.  In addition, the Golden Crown workings were de-watered to the 150 level and a vent raise connected the exploration adit to the old 100 foot level.  The Golden Crown workings are still accessible via the shaft, although some ladders may require improvements.  Ten surface drill holes were also completed in this phase.

*

1988 - a $1 million Phase II program was conducted consisting of 48 underground drill holes, 12 surface drill holes, and 365 m of additional drifting and cross-cutting.  The trackless exploration drift length was extended to 1070 m long with dimensions of 2.4 X 2.4 m.  Drilling discovered the main shoot on the King vein below drift level and defined a southwest rake.

*

1989 - Grand Forks Mines underwent a name change and share consolidation to Attwood Gold Corporation and earned the remaining 50% interest in the claims.  A minimal (5 holes) underground drilling program was completed in 1989.

*

1989 - Geologist R. Seraphim estimated a resource of 56,490 tonnes averaging 15.6 g/t Au, 17.8 g/t Ag and 0.7% Cu, and including a 25% dilution, 10 m area of influence and a 8.6 g/t Au cut-off for 1 m true thickness.  Mr. Seraphim indicated the potential to expand the resource.  This is not a declared resource on the property and should not be relied upon but remains a historic figure.  GC has not prepared nor confirmed this resource estimation and as it pre-dates National Instrument 43-101 and it does not comply with NI 43-101 requirements for mineral resource estimation.  Based on current CIM standards on mineral resources and reserves, P Cowley believes the reported mineral inventory would be classified as an Inferred Mineral Resource.

A $1.9 million program was recommended to better define the shoots by drifts and raises and driving a decline 100 feet below the adit level, however, the program was not initiated.

*

1990 - Attwood completed 34 surface drill holes, as well as soil geochemistry and geophysical survey on the claims and the adjoining claims.  Re-surveying of all locatable drill holes was also accomplished.  The digital database was thoroughly reviewed and updated by a new exploration team who identified errors in the original database used by Seraphim.

*

1990 - G. Ford, P.Eng. estimated a resource for Attwood Gold Corporation.  He estimated 33,657 tonnes grading 34.3 g/t Au (uncut), 18.4 g/t Au (cut) and 1.12% Cu on the Winnipeg-Golden Crown and Calumet claims.  Ford’s calculation assumed a lower cut-off of 8.6 g/t Au over 1 m true width, a 3.51 specific gravity, maximum area of influence of 10 m, and dilution to 1 m true width.  This is also not a declared resource on the property and should not be relied upon but remains a historic figure.  GC has not prepared nor confirmed this resource estimation and as it pre-dates National Instrument 43-101, it does not comply with NI 43-101 requirements for mineral resource estimation.  Based on current CIM standards on mineral resources and reserves, P Cowley believes the reported mineral inventory would be classified as an Inferred Mineral Resource.

*

1990 - a dispute arose between Attwood Gold and Consolidated Boundary over the perceived reduction in resource base.  The issue was later settled in 1991; however, a change in management at Attwood resulted in the property lying dormant.

*

1995 - The JD area was re-staked as the JD claim group by the current owners.

*

1997 - Pender Gold Corp. optioned the property and established a new grid, conducted mapping, ground magnetics and VLF and completed 5 diamond drill holes in the area of the Noranda drilling.

*

1999 - Pender dropped the option.

*

1997 - the Winnipeg and Golden Crown claims were acquired by Century Gold.  The surrounding 11 reverted C rown grants were also acquired by Century Gold and maintained under the title of Golden Crown Property.

*

1998 and 1999 - Century Gold conducted a database review and corrected additional errors in the database .  A mapping and trenching program was conducted on the Golden Crown Property in.  Only a small portion of this trenching program was conducted on the Winnipeg and Golden Crown claims, specifically on the Tiara, Golden Crown, Samaritan and Princess veins.  The work provided an improvement to structural and geological controls, resulting in similarities to mineralization at Rossland, B.C being established ..

*

1998 - the main exploration adit accessing the vein system on Winnipeg and Golden Crown was rehabilitated for mapping.  Century Gold did not fulfill their obligations, thus the claims were returned to Dynasty Motor Car Corporation (Dynasty) in 2002.

*

2002 GC Industries Ltd. acquired by way of option the Dynasty, Century, JD and Zip claim groups, now falling under the general name of the Golden Crown Property.  No work was conducted on the property until fall 2003 when a 47 hole 2138.7 m HQ size drill program was completed by GC.   At total of 21 holes were directed at definition drilling (15 m centers) on the King Vein, the main resource vein on the property.  The remaining 26 holes in the campaign explored five other fringe veins outside of the heart of the Golden Crown system – the Samaritan, Tiara, Golden Crown, Portal, and Calumet Veins.  Concurrently the Company completed 12 trenches 2.5 km to the west northwest along the gold/copper corridor on several north dipping shear zones.  GC has submitted an application for a mill and tailing facility on the Golden Crown Property.

7.

GEOLOGICAL SETTING

7.1.

Regional

Fyles (1990) performed the most recent mapping of the Greenwood district, previously mapped by Little (1983) and Church (1986).  As the distribution of rocks in the area are controlled by a series of faults, both Jurassic-aged thrust faults and Tertiary-aged extensional and detachment faults, an understanding of the regional and local structure is essential in understanding the geological framework (Figure 7.1 and Table 7.1).  Many of the important mineral deposits in the area are directly related to the major tectonic and structural features.

Fyles has Paleozoic and Mesozoic rocks lying in a series of thrust slices above a high grade metamorphic basement developed from the Okanagan gneiss domes, with a general northward dip of lithologies.  The two high grade metamorphic suites in the region are the Grand Folks Gneissic Complex and the Tenas Mary Creek Complex.  The Grand Forks Complex is a fault-bounded, uplifted block of cratonic crust lying east of a north-trending normal fault 5 km south of the property.  The Tenas Mary Creek complex is an uplifted domal succession that lies 4 km southwest of the Lexington – Lone Star property.

Unconformably overlying Okanagan gneiss domes are rocks of the late Paleozoic-aged Knob Hill Group which have a volcanic affinity, composed principally of chert, greenstone and related intrusives and serpentinite.  Serpentinite bodies often marking thrusts represent part of a disrupted ophiolite sequence from the late Paleozoic-aged Knob Hill Group.  The serpentinite, as lenticular bodies to continuous sheets, often exhibit Fe-carbonate alteration likely associated with the thrusting episode.  Clasts of serpentinite in Middle Triassic conglomerate indicates a probable Permian age for the serpentinite.  Knob Hill rocks are intruded by the Old Diorite, a hornblende diorite of variable texture that is cut by many veins and dated as Late Permian or older.  The late Paleozoic Attwood Group unconformably overlies the Knob Hill Group.  The Attwood Group is composed of sediments and volcanics, chiefly argillite, siltstone, limestone and andesite.  Triassic-aged Brooklyn Formation unconformably overlies the older units and consists of limestone, clastic sediments and pyroclastics.  The copper-gold skarns in the area such as Phoenix, Oro Denoro and Mother Lode-Greyhound are hosted in Brooklyn rocks.

A major compressional tectonic event in the Mesozoic resulted in the development of the five thrust faults in the region generally trending west or west-northwest and dip low to moderately to the north (Fyles, 1990).  The lowest thrust sheet overlies the Tenas Mary Creek Core Complex along the White Mountain Fault 4 km southwest of the Lexington – Lone Star property.  The hangingwall of this thrust sheet is confined by the No. 7 Fault.  The thrust sheet is composed of Attwood Group metasediments and Brooklyn greenstone.  The No. 7 Fault also forms the footwall of the next thrust sheet, with the Wright Mountain Fault forming the hangingwall.  Lithological units in this second thrust sheet are Knob Hill and subordinate Brooklyn Formation.  All of the significant mineralization and deposits on the Lexington-Lone Star property are spatially and genetically associated with the No. 7 Fault.  About 2 km north of the Wright Mountain Fault is the Attwood Fault and a further 3 km north lies the Lind Creek Fault. Knob Hill units namely serpentinite, Old Diorite, greenstone and sediments, outcrop on the thrust wedge related to the Lind Creek Fault.

Two Mesozoic intrusive episodes are recognized in the area and cut the above units, the Jurassic-aged Lexington Porphyry and Cretaceous-aged Nelson intrusions that form satellites from major batholiths.

Two Tertiary extensional events created two sets of important extensional faults.  A series of steep northerly-trending normal faults offset all rock units and includes many major faults, forming graben and horst boundaries.  The Republic Graben is bounded to the west by the Bacon Creek Fault.  The Beacon Creek Fault seems to terminate just southeast of the Lone Star Mine, but it is speculated that its fault movement continues northward and is taken up and reactivates the No. 7 Fault during Tertiary times.  This is a significant point as it demonstrates the northern but modified continuation of the Republic Graben into Canada through the Lexington Property.  As the Republic Graben is highly productive in gold in a number of mineralizing styles, the northern continuation into Canada through the Lexington Property demonstrates the high prospectively in the area for similar style gold deposits.  To further support the northern extension of the Republic Graben onto the property, the City of Paris vein has been dated by Neil Church at 50 million years, the same age as the epithermal veins in the Republic Graben.  The second Tertiary event is shown in steeply dipping northeasterly trending faults with dextral and west side down movement.  Commonly in the vicinity of principal Tertiary faults are accompanying lesser faults with smaller sympathetic offsetting.

Tertiary-aged volcanics and sediments unconformably overly older rock units, and are controlled by the Tertiary-aged faulting.  Eocene-aged Scatter Creek diorite dykes and pulaskite Coryell stocks and dykes also intrude older rocks.  The hot spring-type epithermal Emanuel Creek gold deposit lies near the paleosurface of the Sanpoil Volcanics subsequently covered by Eocene-aged Klondike Mountain Formation.  These units are equivalent to the Marron Formation and overlying Kettle River Formation in Canada (Table 7.1).

Figure 7.1      Golden Crown Property Regional Geology (After Fyles, 1990)

Table 7.1     Generalized Stratigraphic Column after Fyles (1990)

AGE	NAME	MAP SYMBOL	LITHOLOGY
Eocene	Penticton	Epi	Dykes, sills and irregular plutons of pulaskite syenite, monzonite and diorite. (Coryell intrusions)
		Eps	Stratiform units, arkosic, volcaniclastic sediments(Kettle River Formation), flows of andesite, trachyte and phonolite (Marron Formation)
Unconformity
Cretaceous	Nelson	Qd	Mainly granodiorite and quartz diorite, minor diorite (d) and gabbro (g)
Jurassic	Lexington	Qfp	Quartz feldspar porphyry
Triassic	Brooklyn	TRb
		TRBv	Fragmental greenstone and related diorite
		TRbl	Limestone, calcareous sandstone, siltstone and conglomerate and skarn
		TRbs	Green and maroon tuffaceous sandstone, siltstone and hornfels
		TRba	Dark gray to black siltstone and argillite
		TRbbx	Chert breccia or sharpstone conglomerate and minor tuff, tuffaceous siltstone, sandstone & breccia & maroon & green limestone-cobble conglomerate
Unconformity
Carboniferous or Permian	Attwood Group	Pa
		Paa	Black cherty siltstone and argillite
		Pal	Grey to white limestone, cherty limestone and minor dolomite
		Pav	Andesitic volcanics
Fault contacts
	Knob Hill	Pkc	Chert, grey argillite, siliceous greenstone and minor limestone
		Pkv	Greenstone, pillow lava and breccia, amphibolite and minor limestone
		Pkx	Fine chert breccia and conglomerate
		Pkm	Grey and green schist and phyllite , buff to white quartzite, minor crystalline limestone, white dolomite, fine grained calcsilicate gneiss, quartz biotite gneiss and amphibolite
	Serpentinite	sp	Serpentinite and listwanite
	Old diorite	od	Coarse and fine grained hornblende diorite

7.2.

Property

The property is underlain by rocks confined to sections of three thrust sheets related to the Jurassic-aged Mt Attwood, Lind and Snowshoe Thrust Faults.

The southern part of the property is underlain by stratigraphy preserved in the upper plate of the north dipping Mt. Attwood Fault.  Rocks here are predominantly siltstone, cherty siltstone and minor sandstones and greenstones of the Permian age Attwood Group.  This stratigraphy is intruded by small plugs of quartz diorite related to the Jurassic and Cretaceous-aged Nelson Plutonic Complex.

The bulk of the property is underlain by stratigraphy preserved in the north dipping Lind Creek thrust sheet.  Permian aged Knob Hill Group rocks of greenstone, pillow lava and breccia and serpentinite are intruded by the Old Diorite complex of coarse to fine-grained hornblende diorite laced with felspathic veinlets.  A series of medium to coarse-grained monzonite to monzodiorite to dark green diorite to amphibolite sills cut fine-grained dark green volcanics and massive dark green microdiorite.  The composite intrusion is spatially associated with the east-west oriented Jurassic-aged Lind Creek thrust fault commonly marked by serpentinite bodies.  The serpentinite bodies are postulated to be part of a disrupted ophiolite sequence.  A large body of serpentinite in the southeast corner of the property exhibits four northwest trending fingers of serpentinite extending from the main mass.  As serpentinites in this district often demark faults by squeezing in and along them, the four fingers probably reflect unmapped thrust splays or faults, one of them closely associated with the robust sulfide vein system on the property.

In the immediate area of the robust sulfide vein system, medium to coarse-grained dark green diorite to monzodiorite outcrop dominantly east of the Winnipeg shaft, dark green coarse-grained amphibolite near the Winnipeg workings and pale grey porphyritic monzonite closely associated with the mineralization.  The diorite to monzodiorite often occurs in step-like exposures suggestive of a series of dykes.  Drill data supports this interpretation.  A sample of diorite from core was dated by Church (1986) at 258 +/- 10 Ma, thus maps this unit as the Old Diorite of Permian-aged Knob Hill Group.  The amphibolite thought to be a phase of the diorite intrusive occurs only in drill core.  This unit is also closely associated with veining and looks much like the amphibolite found adjacent to stopes in the Rossland camp.  The Monzonite porphyry is commonly strongly altered and pyritic.  It weathers recessively compared to the diorites so is only seen in core and trenches.  This unit is also similar to intrusive rocks in the Rossland where it has been linked genetically with the mineralization (5.4 million tonnes grading 16.1 g/t Au) (Höy and Dunne, 1997).

The multi-phase intrusive described above cuts fine grained sulfidic strongly chlorite-sericite altered pyroclastics and rhyodacite, undifferentiated strongly chloritic altered greenstone and augite porphyry.  The age of the volcanics is uncertain but is likely the Knob Hill Group or Brooklyn Formation (Church, 1986, Fyles, 1990) which may be analogous to the Elise Group of the Jurassic-aged Rossland volcanics (Little, 1983).

Serpentinite exposures are rare due to their recessive character.  Trenching has exposed more serpentinite but serpentinite is common underground and from drill core on the property.  A 50 m thick sub-horizontal but undulating serpentinite unit occurs approximately 75 m below the surface and forms the footwall to the robust vein system on the property.  For a 100 m segment, this serpentinite body becomes steeply north dipping.  This main flexure of the serpentinite’s upper contact corresponds to the thickened richer part of the King vein.  Other serpentinite contacts on the claims exhibit similar associations to mineralization but have received less exploration.  Additionally, late shallow dipping mineralized detachment faults are present and may offset principal veins as well as be important mineralized targets.

Volcanics, various intrusive phases, and to a lesser degree serpentinite, host numerous gold bearing massive sulfide veins composed of pyrrhotite-pyrite and lesser chalcopyrite.

The third thrust sheet related to the Snowshoe Fault preserves Triassic stratigraphy of the Brooklyn Formation and Knob Hill Group in the northeast and northern part of the property.  Brooklyn Formation chert breccia, minor tuff and dark grey siltstone are unconformably underlain by Knob Hill chert, argillite, greenstone and chert breccia.

8.

DEPOSIT TYPES

8.1.

Rossland-Type Veins

It has recently been recognized that some of the vein systems in the Greenwood Camp are intrusive – related, Au-Cu pyrrhotite veins consistent with the Rossland-type veins (Hoy and Dunne).  The Rossland Camp 45 km east of the property is the second largest gold producing camp in British Columbia having produced in excess of 2.7 million ounces of gold at a grade of about 16.1 g/t Au.

In the central area at Rossland, 20 individual massive sulfide (pyrrhotite-chalcopyrite-pyrite) veins and quartz/quartz-sulfide veins occur within an area of 1.3 by 0.5 km.  The veins are closely spaced, en echelon in character that laterally grade eastward from Au-Cu veins to Cu-Au-As veins.  Mineralization is the result of hydrothermal solutions related to the Jurassic-aged Rossland monzonite which is emplaced along an east-west Jurassic-aged thrust fault.  The thrust fault is locally marked by massive serpentinite.  The veins are hosted in Rossland monzonite, Jurassic-aged Rossland sill of diorite and related amphibolite, augite porphyry and pyroclastics.  Widespread chlorite alteration occurs in the volcanics and pyroclastics, intensifying proximal to the veins to sericite-pyrite.

ROSSLAND CAMP

B.C.s Second Largest Gold Camp >2.7 Million Ounces Produced

Key Aspects

- Main Zone 600 x 1200 metres
- Robust multiple high grade vein system
- Hosted in an intrusive complex
- Average vein 40-60 m long 100-200 m deep
- Po-py ± cpy-Au-Ag massive sulphide veins
- Average grade 0.47 oz/t Au
- **Golden Crown Group shares all these key aspects**

1000 METRES
N
JUMBO FAULT
NORTH ZONE
Town of Rossland
MAIN ZONE
>2 MILLION OZ
GOLD
PRODUCTION
SOUTH ZONE
Simplified after Hoy
and Dunne Bulletin 109

Figure 8.1: Rossland Camp Geology

Gold City Industries Ltd

Figure 8.1    Rossland Camp Geology

8.2.

Lexington’s Grenoble Deposit

On the Lexington-Lone Star Property 9.5 km from Greenwood, the Grenoble deposit has some similarities to the mineralization at the Golden Crown Property ..

The geological setting of the Lexington Property is dominated by a major 600 m wide tectonic shear zone, the No. 7 Fault.  The structure is a north to northwest trending arcuate feature and moderately east to northeast dipping.  The No. 7 Fault is one of a series of Jurassic–aged thrust faults in the Greenwood area juxtaposing late Paleozoic Knob Hill and Attwood Group, Triassic Brooklyn Formation and Eocene-aged stratigraphy.  These thrusts are often marked by serpentinite bodies.  Within the No. 7 Fault zone there are two sheets of serpentinite separated by a “Dacite” package.  The “Dacite” package previously named the Lexington Porphyry is composed of altered porphyries, volcanics and volcaniclastics of intermediate composition.  This serpentinite-dacite-serpentinite sequence is continuous from the Lone Star Mine, Washington in the south, through the Grenoble deposit to the No. 7 Mine in the northwest and forms the host of the numerous mineralized zones on the property.  It is speculated that the western bounding Bacon Creek Fault of the Republic Graben active in Tertiary time joined with the No. 7 Fault just southwest of the Lone Star pit, reactivating the No. 7 Fault during the same Tertiary faulting event possibly representing a northern extension of the Graben into Canada.

Old workings, a recent 900 m long decline and about 530 diamond and percussion drill holes have defined 11 mineralized zones along a 5 km trend across the Lone Star and Lexington Properties, all related to the No. 7 Fault and the stratigraphy described above.  These include four past producing copper/gold mines (Lone Star, City of Paris, Lincoln and No. 7) and seven gold/copper exploration prospects.  The two principal mineralized zones in the trend are the Grenoble deposit and the Lone Star Mine, although there is good exploration and resource building potential in all zones.  The Grenoble deposit and the Lone Star Mine are focused at or near the Lower Serpentinite/Dacite contact and are composed of massive pyrite-lesser chalcopyrite (and rarely magnetite) veins, veinlets and disseminations.  Porphyry copper-molybdenum-gold style mineralization and massive quartz veins with copper and gold are also present in the trend.

The Grenoble deposit is now interpreted to be a series of shallow to moderately dipping en echelon overlapping zones hosted within the basal dacitic pyroclastic unit to the “Dacite” unit.  To date, eight zones are confined to an area 375 m along its long axis, 20-60 m wide normal to the long axis and 25 m thick vertically.  It is interpreted that the “Dacite” unit is within an upper thrust plate slid over serpentinite and that the Grenoble zones are structural replacement mineralization within the basal part of this upper plate.  The Grenoble deposit, discovered in 1969, has received 54 surface, 48 underground diamond drill holes and a 3 X 3.6 X 900 m long decline with three cross-cuts.  The property has received in excess of $7.5 million of expenditures to date.

In fall 2003, GC completed 6 HQ diamond drill holes confirming these interpretations and is proceeding with additional metallurgical testing from this HQ program to optimize the mill flowsheet for mill and tailings permitting.  A conceptual mine plan has been prepared by Jim McCormick.  A permit to dewater the decline and a 10,000 tone bulk sample permit has been granted on the Grenoble deposit.  GC rehabilitated the portal and initial 25 m of timbering in October 2003 to allow safe underground access.

In 1995, a qualified person, Mat Ball, P.Geo., performed a resource estimate of 86,113 tonnes grading 10.2 g/t Au and 1.49% Cu from the Grenoble deposit.  This is not a declared resource on the property and should not be relied upon but remains a historic figure.

In May 2004, Snowden estimated Lexington’s Grenoble deposit resources at a cutoff grade of 6 grams gold equivalent/tonne.  Snowden defined 152,600 tonnes of Indicated Mineral resources at grades of 10.3 g/t Au and 1.6% Cu or a gold equivalent of 13.8 g/t.  Inferred Resources were estimated at 58,300 tonnes grading 10.2 g/t Au and 1.7% Cu or a gold equivalent of 13.8 g/t at the same gold equivalent cutoff grade.

9.

MINERALIZATION

9.1.

Regional

The Greenwood area is a strongly mineralized region, ranking sixth largest in gold production in British Columbia with 1. 3 million ounces of gold ( Table 9.1 ) ..  Much of the production was from the Phoenix copper-gold skarn, 1 km north of the Golden Crown Property.  The Republic district of northern Washington, USA 50 km south of the claims, has produced 2.5 million ounces of gold from epithermal deposits with grades typically better than 17 g/t Au.  Together with recent exploration discoveries immediately south of the border (approximately 10 new mines discovered in past 20 years including Lamefoot: 2 million tonnes grading 7 g/t Au (mined), Crown Jewel: 7.2 million tonnes grading 6 g/t Au (unmined), Golden Eagle: 10 million tonnes grading 3.4 g/t Au (unmined)), past production and resources of the area between Greenwood and Republic exceed 7.4 million ounces of gold.  Figure 9.1 and Figure 9.2 identify past gold producers and resources in the region.  The Republic District is geologically and structurally similar to the Greenwood District.  Greenwood District has not received the same amount of exploration activity as the Republic District partly because of unconsolidated land packages in the Greenwood Camp.  Furthermore, the Rossland mining camp 50 km east of the claims has produced 2.5 million ounces of gold from similar veins and geology to that on the Golden Crown Property (Figure 8.1 ).

It is suspected that some if not all of the gold in the Phoenix skarn may has been introduced in Tertiary times along steeply dipping fractures sets related to Tertiary extension.  George Stewart (pers. com.) found while sampling in the pit walls of the Phoenix skarn that much of the skarn mineralization was barren of gold except for sub vertical sulfide veinlets cutting the skarn which returned high gold values.

Table 9.1     Gold Production in B.C. (Schroeter, 2003)

Rank

  Camp

  Gold Production

1

Bralorne

4.2 million oz

2

Rossland

2.5 million oz

Republic

2.5 million oz

3

Hedley

2.5 million oz

4

Eskay Creek

2.3 million oz

5

Premier

2.0 million oz

6

Greenwood

1.3 million oz

There are a number of mineralizing styles and models in the Rebublic/Greenwood Districts.  They are:

1.

Gold and Copper-Gold Skarns: Fe-Cu massive sulfide/oxide horizon in Brooklyn Fm

.

Present in all major “skarn” deposits in the district.  Examples are:

a.

Phoenix  27 million tonnes  grading 0.9% Cu, 1.12 g/t Au

b.

Motherlode 4.2 million tonnes grading 0.8% Cu, 1.3 g/t Au

c.

Crown Jewel (Buckhorn Mtn.) - unmined 7.2 million tonnes grading 6 g/t Au

2.

Mesothermal Quartz Veins with Gold (+/- Ag, Pb, Zn).  Examples are:

a.

Providence Mine 10,500 tonnes grading 17.5 g/t Au, 4060 g/t Ag

b.

Dentonia  124,000 tonnes grading 9.9 g/t Au

c.

Camp McKinney 125,000 tonnes grading 20.4 g/t Au

3.

Epithermal Quartz Veins commonly in the Republic District and often marked by the paleosurface between the Eocene Marron and  Kettle River Formations and the overlying Oligocene Klondike.  Examples are:

a.

Mountain Formation Knob Hill Mine

b.

Emanuel Creek,

c.

Union Mine 122,500 tonnes grading 14 g/t Au,  353 g/t Ag,

d.

Picture Rock Quarry

4.

Cretaceous – Jurassic Alkalic Intrusives with Cu-Au-Ag (+/- PGE’s) with a strong spatial association between these intrusives and Jurassic thrust faults.  Examples are:

a.

Lexington-Lone Star alkalic porphyry type mineralization

b.

Franklin Camp, Sappho cpy rich shears with PGE’s and Au

c.

Golden Crown, Wildrose and Rossland type veins close spaced, parallel, en-echelon veins of gold in massive pyrrhotite-pyrite-chalcopyrite veins & quartz veins.  Veins associated with Jurassic intrusives~ 2.5 million oz Au from these veins at Rossland

5.

Gold Mineralization Associated with Serpentinite related to #3, #4 because an association with structure = an association with serpentinite.  Known bodies of mineralization have traditionally been small, but often high grade.  Examples are:

a.

Athelstan – Jackpot Property.  Gold in massive arsenopyrite + pyrite in listwanite. Historical production 33,000 tonnes grading 5.4 g/t Au

b.

Grenoble Zone:  Indicated Resource 152,000 tonnes grading 13.8 Au equivalent. and Inferred Resource 58,300 grading 13.8 g/t Au equivalent.

6.

Gold-bearing volcanogenic magnetite-sulfide mineralization. Syngenetic mineralization within the Triassic Brooklyn Formation.  Gold bearing massive magnetite and sulfides along the same stratigraphic horizon.  At least some of the gold is attributed to a late stage epigenetic (Jurassic or Tertiary) event.  Examples are:

a.

Lamefoot:   2 million tonnes grading 7 g/t Au

b.

Sylvester K Up to 12 m wide grading approximately 10 g/t Au, Gold in massive sulfides & in sulfidic footwall

9.2.

Property

A corridor of west northwest trending sub parallel and closely spaced steeply dipping massive sulfide and quartz-sulfide veins occur in the southeastern part of the property as part of a 4 km long gold/copper system defined by drill hole intercepts, trenches, gold soil geochemical anomalies and geophysical (VLF) anomalies.  The core of the known vein system lies within an area 130 m wide by 800 m long.  As many as 10 discrete veins have been identified in the heart of the system.  A plan map ( Figure 9.3 ) and a schematic cross-section is provided (Figure 9.4).  The parallel, close spaced character of the veins, lack of geological data between veins and poor survey control of holes prior to 1990 has made interpretations somewhat uncertain as to which intercept pertains to a particular vein.  There have been at least two campaigns of digital data review and corrections done by Attwood and Century Gold Corp, 1990 and 1999, which have improved the database status, including resurveying identifiable holes.

Figure 9.5 shows a plan of the underground workings and Figure 9.6 demonstrates the extent of drilling in the heart of the vein system.

Greenwood Camp
>1.2 million oz gold
produced
Phoenix Pit
Greenwood
Golden Crown
Rossland
Rossland Camp
>2.7 million oz
gold produced
3
Grand Forks
Christina
Lake
Midway
British Columbia
Lexington
Washington
Lonestar
Chesaw
40 x 50 Km Area
Total Gold
(Produced and
Resources) >7.4
million ounces
Kinross' Crown Jewel
Curlew
K2
Kettle
Orient
Kinross' Emanuel Creek
N
Kettle River Operations
1.2 million oz gold
(production and
reserves)
Key
West
Key East
Lamefoot
Overlook
Golden Eagle
1.1 million oz
gold reserves
0
5
10
Kilometres
Republic District >2.5
million oz gold produced
Republic

Figure 9.1: Historical Golden Triangle
Modified after L. Caron

Figure9.1    Historical Golden Triangle

Greenwood

Mining

Camp

>5000 oz Au Production

>5000 oz Au Resource

N
Jewel
Northstar
33
BC Mine
Mother Lode
Sunset
Emma
Greyhound
Oro Denoro
Providence
Phoenix Area
>1,000,000 Oz Au
Produced
GREENWOOD
Sylvester K
Skylark
Winnipeg Golden
Crown
Athelstan
Wildrose
Skomac
GOLD CITY
PROPERTIES
33
MIDWAY
Sappho
Lexington
BC
WASHINGTON
Lonestar
Gold Dyke
Crown Jewel
1.6 million oz
Au Resource
0
4
Kilometres
Comstock
Morning Star

GOLD CITY INDUSTRIES LTD

GREENWOOD MINING CAMP

Past Production and Resource Gold Properties

Figure 9.2

Date: 06/04	Dwg by: ARR

Figure 9.2     Greenwood Mining Camp

GOLDEN CROWN PROPERTY
1.80m @
27.4 g/t Au
5.0m @
12.28 g/t Au
JD
Trench
Area
Gold
System
5.0m @ 12.69
g/t Au
Golden
Crown
Vein
6.9m @
435.4 g/t Au
King
Vein
1.86m @
326.8 g/t Au
Samaritan
Vein
Portal
Vein
Calumet
Vein
Tiara
Vein
2003 Drill Targets
Golden
Crown Vein
System
Gold
System
N
500
Metres
Vein complex
VLF Anomaly
Gold Soil Anomaly
High grade trench
samples
PROPERTY BOUNDARY

Figure 9.3: Plan Map - Compilation

Figure 9.3    Plan Map - Compilation

Greenwood Gold Project

Golden Crown Property

SCHEMATIC GEOLOGIC PROFILE

Showing Underground Workings
(after Hun Kim, Attwood Gold Corp.)

Figure 9.4

Samaritan
Edward
McArthur
4.9 m
17.5 g/t
Au
1.86 m
326.8 g/t
Au
2.0 m
47.0 g/t
Au
George
King
2.1 m
30.2 g/t
Au
Golden Crown
Main Drift
SE Vein Drift
Ivory
Lynn
1.6 m
141.9 g/t
Au
6.9 m
435.4 g/t
Au
Vein (Drill intersections)
Vein (projected)
0
20
40
Metres
Looking NW

Figure 9.4     Schematic Geologic Profile

Gold City Industries Ltd.
Technical Report Golden Crown Property
June 22, 2004
Doc Ref: 04/332 Report.doc

Winnipeg/Golden Crown
Underground
N
Golden Crown Shaft
150 foot level
100 foot level
King drift
Winnipeg Shaft
Full extent of Winnipeg underground development not known
300 metres to portal >
Drill Station #3
Drill Station #2
Drill Station #1
220 foot level
0
50
100
150
200
Metres
GOLD CITY INDUSTRIES LTD
GOLDEN CROWN PROPERTY
Greenwood Mining Division
Plan of Underground Development
Figure 9.5
Date: 06/04
Dwg by:ARR

Figure 9.5 Plan of Underground Development

Snowden Mining Industry Consultants
Page 32

4750 Mine Grid East
5000 Mine Grid East
5250 Mine Grid North
5000 Mine Grid North
GOLDEN CROWN
PRINCESS
TIARA
0 25 50 75 100 125 Metres
As Shown
LEGEND
Surface drill hole collar and trace
Underground development
Drg By: J.Zheetnoff
Gold City Industries Ltd.
Winnipeg-Golden Crown Property
Greenwood Mining Division
Surface Drill Hole Plan and Underground Workings
Date: Sept 17/02
Figure 9.6

Figure 9.6    Surface Drill Hole Plan and Underground Workings

The veins are generally sub parallel and closely spaced, trending west northwest and steeply dipping.  Veins typically are 1-2 m true width, with local developments to 5 m true width near the serpentinite contact.  Veins range greatly in sulfide content but generally contain 50-90% sulfides of pyrrhotite-pyrite and lesser chalcopyrite, with very local arsenopyrite in a quartz gangue.  However, quartz veins with very low sulfide content are also present.  Both vein types can carry high gold tenor.  According to metallurgical testing the bulk of the gold is free and associated with pyrite.  Laterally, the vein system appears to be zoned or may result from two separate mineralizing events.  The veins in the eastern part of the claims exhibit a Au-Cu (+/-As-Sb) affinity whereas veins in the west, in the direction of the Phoenix skarn, have a Au-Ag-Cu (+/-Bi, Mo, Co, As) affinity.

Wallrock alteration to veins is highly dependent on host rock.  The fine-grained pyroclastics and porphyry hosts which are regionally strongly sericite-pyrite altered become more intensely altered adjacent to veins.  Diorite, microdiorite, augite and serpentinite hosts exhibit very little wallrock alteration.

GC has interpreted 14 sub parallel steeply dipping veins identified in the resource calculation.  The veins from north to south are within the Golden Crown, King, George, McArthur, Samaritan, Portal and South Zone vein systems.  The veins are generally 15-25 m apart.  Veins can be locally developed, reappearing along their strike length.  Each vein appears to maintain a fairly predictable hangingwall distance relative to the northernmost vein, the Golden Crown Vein.  The veins will be described from footwall to hangingwall (north to south) which does not reflect the order of importance in the system.

9.3.

Golden Crown Vein

A total of 2,488 tonnes grading 15.4 g/t Au and 1.5% Cu were reportedly mined from the Golden Crown Vein, although the extent of workings and dumps suggest more.  Production came from a steep south dipping vein averaging 1.5 m in thick ness , via three stopes on the 100 foot level within 55 m of the shaft.

A 1998 and 1999 trenching program exposed a quartz-pyrite-pyrrhotite-chalcopyrite vein for a 50 m strike length immediately west of the Golden Crown shaft dump.  The vein averaged 1 m in thick ness and has variable sulfide content from 20 to 90% and is believed to be the surface expression of the Golden Crown Vein.  Surface sampling of the vein returned values under 5.1 g/t Au.  The vein appears relatively continuous along this exposure with minor segments necking down to under 10 cm.  Drill hole 76-5 returned an impressive 6.1 m grading 13.7 g/t Au at a depth of about 5 m vertical below surface.  Drilling 15 m on either side of this intercept in 2003 were unsuccessful in intersecting the vein possibly as a result of f ault complications and necking down.

9.4.

King Vein

The King Vein is the chief resource vein and is the most persistent, laterally and down-dip.  The King Vein is only exposed on surface immediately west of the Winnipeg Shaft, however, the vein has been intersected by numerous drill holes.  The King Vein has been drill tested to a depth of 125 m for a 50 m strike.  The persistent shoot rakes 40° to the west and is open at depth.  Greenstone, diorite and lesser serpentinite host the King Vein.  The vein exhibits a marked thickening within and near the serpentinite contact.

The King Vein is also exposed for 38 m along its strike in the King drift where it is seen to be thin and splaying .   Chip sampling of the vein returned gold values commonly between 0.1 and 0.3 oz/t but as high as 1.7 oz/t Au and 1% Cu over 0.4 m.  The location of the King drift unfortunately corresponds to where the vein is poorly developed as multiple thin horse-tailed splays in comparison to drill hole intercepts above and below the drift.

Previous workers (Ford, 1990; Caron, 1999) have speculated that the King, Golden Crown and Winnipeg Veins are the same structure, drill tested sporadically for a 400 m strike length and to generally within 75 m from surface.  These writers have interpreted the King Vein to be 15 m into the hangingwall of the projection of the Golden Crown Vein.  The lack of outcrop and drill hole control east of the Winnipeg shaft does not allow confident interpretation of the vein predictability as is demonstrated west of the Winnipeg shaft.  Further discussions on the Winnipeg Vein are presented below.

9.5.

Winnipeg Vein

The Winnipeg Vein was developed by the Winnipeg shaft (circa 1899, now caved) and a series of drifts, however, little is really known about them.  Sketchy historic records indicate that the old timers sank a shaft on one of two veins reported separated by 80-100 feet.  A production figure of 53,316 tonnes averaging 0.2 oz/t Au and 0.16% Cu was reported from the Winnipeg workings.  Previous workers speculate from the extent of dumps that there was less production from the Winnipeg Vein on the Winnipeg claim and more from the Golden Crown Vein on the Golden Crown claim.  The 1988 exploration drift broke into several flooded old workings connected to the Winnipeg shaft but the extent of the workings was not determined at that time.

As referenced above, previous workers had speculated that the Winnipeg Vein is the lateral equivalent of the King Vein.  There is insufficient information to confirm the vein continuity, and hence it is assigned its own name as the Winnipeg Vein instead of King Vein.  The problem is that fundamentally exploration drilling has been restricted near and east of the Winnipeg shaft due to the uncertainty of position and extent of the underground workings related to it.  Furthermore, remnants of rock exposure in the Winnipeg shaft show a vein at the contact between a serpentinite and diorite.  This would correspond with the projection of the King Vein.  However, as the serpentinite forms the footwall of the King Vein, and the vein and the serpentinite dip towards each other, it seems that there is no depth room for the King Vein to develop.  A deflection of the contact or offset faulting could provide a more prospective geologic setting for vein development.  Regardless, there are two veins developed at and east of the Winnipeg shaft as evidenced by the historic records and the limited drilling east of the shaft.  Further exploration drilling is warranted east of the Winnipeg shaft after the available data from the underground workings has been compiled and reviewed.

9.6.

George Vein

The George Vein lies between the King and McArthur Vein approximately 15 m to the hangingwall of the King Vein.  The vein has not been seen in the exploration adit but defined only by drilling.  Two examples of intercepts are 1.25 m grading 29.5 g/t Au from U88-18 and 0.91 m grading 42.9 g/t Au from U88-23.  As with the King Vein, the George Vein thickens near the serpentinite contact.  The thickened part of the George Vein corresponds closely with the thickened part of the King Vein.

9.7.

McArthur Vein

The McArthur Vein lies about 40 m to the hangingwall of the King Vein.  The McArthur Vein parallels the King Vein and, at the 1988 exploration drift level, the vein occurs 15 m south of the drift where the King cross-cut diverges from the drift.  There has been some production on the vein as there are some open stopes near the road that are interpreted to be from the McArthur Vein.

Good width and grade make this vein an attractive target; however, there is a point of caution as the resource is close to old workings that are not described in detail.  No drilling has been done below drift level on this vein, nor has the vein been adequately tested along strike.

9.8.

Samaritan Vein

The Samaritan Vein been intersected by several near surface drill holes , the best intercept coming from DDH 76-2 of 4.9 m at 17.5 g/t Au.  Other holes were not nearly as successful shedding doubt on the continuity of this vein.  The Vein is located 50 m south of the King Vein shoot.  Trenching in 1998 and 1999 uncovered a 0.75 to 1 m thick shallow south dipping mineralized fault zone that may represent the surface expression of the Samaritan vein.  Sampling returned a 1050 ppb Au value, however, potential for better mineralization lies along strike of this structure.

Prior to the fall 2003 drill program , two vein interpretations were believed to exist, these being:

*

A sub parallel vein to the King Vein ; or

*

A vein with orientation of 150° linked with other intercepts to the southeast.

 The fall 2003 drilling program tested 15 m to each side of the 1976 hole with two apposing azimuth directions.  Both interpretations were tested with very limited and inconclusive results.

9.9.

Queen

The Queen Zone was exposed in a large deep trench located opposite to the Winnipeg shaft road.  A 5 m long vein was exposed and returned gold grades to 17.8 g/t Au and >2% Cu, however, no thickness was documented.  Vein contacts and host rock were unclear.  Several float boulders of massive pyrrhotite in the trench yielded grades up to 6.2 g/t Au and 1.1% Cu.

In 1998, the trench was re-opened at its west ern end and extended eastward to the main road.  The Queen vein was exposed for a distance of 26 m.  Exposures showed a complex zone where two faults intersected.  A sub vertical north trending fault is cut by a north trending shallow west dipping mineralized fault zone, the Queen Vein.  The shallow dipping fault zone is at least 2.5 m thick, comprising oxidized and intensely altered intrusive rocks, carrying pods of quartz-sulfide and massive sulfide mineralization.  Sampling from this zone yielded gold values up to 4.8 g/t Au across the zone’s width.  Caron (1999) suggests that mapping demonstrates this shallow dipping mineralized fault zone may coincide to the Tiara and Samaritan zones.

The zone was further trenched in 1999 to test for strike length continuity towards the Tiara Vein.  Two trenches confirmed a major west dipping fault similar to that found in the Samaritan, Queen, and Portal trenches (the strike orientation is not documented).  The fault exposed by these two trenches did not encounter significant mineralization.  Samples collected included a maximum sample value of 1415 ppb Au, 0.9% Cu and 11.4 g/t Ag.

9.10.

Princess Vein

The Princess Zone is located where there are several old workings and pits directly south of the main Golden-Crown – Winnipeg access road.  Here, a quartz-sulfide vein is exposed and hosted by microdiorite.  In 1998, a trench exposed the vein on strik e, however, minimal drilling has tested this target ..  The vein varies from a massive pyrite-pyrrhotite-chalcopyrite vein to a quartz-sulfide vein.  The vein trends 140 ° /75 ° NE with an average width of 1.0 m and is exposed for a 34 m strike length.  Beyond that strike length to the northwest the structure continues as a splay of stringer sulfide veinlets.  Potential exists for the structures to coalesce back into a mineralized vein to the northwest .  This prediction should be considered for future exploration.  The vein is open to the southeast of the trench exposure and could be tested further by trenching.  Sampling of the vein exposure returned relatively low gold values, the maximum of which was 3.36 g/t Au.

9.11.

Tiara Vein

The Tiara Vein is located about 150 m southeast of the Winnipeg shaft.  The vein had been previously explored by an old trench which exposed a massive pyrrhotite body of unknown dimensions.  In 1998, workers re-visited and sampled the trench, producing values of up to 12.0 g/t Au.  The zone ha s also been tested by several short diamond drill holes that encountered thick intercepts of massive sulfides, bearing low gold values.

In 1998, the zone was trenched.  The massive sulfide body is developed at a moderately to steeply dipping serpentinite-diorite contact.  The trench exposed this contact for 110 m, 90 m of the contact being mineralized.  The orientation of mineralized trend is variable.  The north end of the exposure trends 155°/40°W but steepens toward the south end to 175°/90°.

Channel sampling in 1998 ( Table 9.2 ) identified the following widths and grades associated with the northern and southern extents.  These zones are separated by a 10 m long segment where the zone is narrower and has weaker mineralization.

Table 9.2    Significant Tiara Vein Intercepts (1998)

	Width	Grade
Northern Zone (28m)	0.73 m	1.31 opt Au
Southern Zone (25m)	0.9 m	0.99 opt Au

The southern part of the zone of massive pyrrhotite is up to 7 m thick but with only moderately anomalous gold values from the 1998 sampling campaign.  It has been found that the hangingwall and footwall contacts of the massive pyrrhotite body are faulted, with grade considerably higher than the massive core itself.   M assive pyrrhotite-pyrite from the zone can return good gold values, although not consistently.   Further, i t appears that the presence of fine-grained black sooty pyrite may indicate the presen c e of high gold values.  The gold to silver ratio for the Tiara Zone is approximately 10:1.  The zone is anomalous in arsenic, locally exceeding the 1% analytical limit and is accompanied by copper grades of 0.1-0.2% Cu.

At the south end of the trench, the serpentinite-diorite contact swings dramatically to the west and continues to be mineralized with values in the order of 5.1 g/t Au across a 1 m true width. This contact remains untested to the west.  Anomalous gold values in soils lie on strike to the north and south of the exposure which could signify further strike length potential.   Some of the soil values obtained were in the order of 187 ppb Au, 380 ppb Au, and 450 ppb Au.

A follow-up trenching program in 1999 extended the southern zone from 28 m to 41 m in length ..  The average width increased to 1.35 m with an average gold grade of 0.33 opt Au.  Channel cuts from the south ern end returned an average grade of 61.7 g/t Au across 7 m.  The sites of anomalous gold values in soils referred to in the previous paragraph were trenched but without encountering any mineralization ..

The successful discovery and exploration on this zone post-dates the 1990 resource estimate made by Ford.

Drilling in fall 2003 targeted this contact-related massive sulfide with 12 shallow holes.  The tight spaced drilling was aimed at intersecting the 10 m, 20 m and 30 m depth projection of the vein.  The vein was intersected in 3 of the 12 holes, however, the low recoveries (30% with HQ) at the contact from the Tiara drilling campaign may have under estimated the vein development.   GC believes that the Tiara Vein holds potential but drilling is not the most effective mode to explore and define it.  GC recommends shallow (1-3 m) trenching to get better, less oxidized and friable samples as well as to see vein development in the third dimension.

9.12.

South Zone

This zone is situated about 300 m south of the main access road north of the Skeff valley.  The zone was discovered by drilling a strong Electromagnetic conductor in 1986.   To date, a total of eight diamond drill holes have explored the zone with t wo parallel veins being documented.  The stronger vein averages 0.75-1.0 m in wid th grading 3.4 to 10.3 g/t Au.  One drill hole encountered 43.2 g/t Au across 1.2 m.

In 1998, trenching exposed a 2 m wide strongly oxidized zone and a thin zone of quartz-sulfide veining 15 m to the south.  Gold values up to 9.6 g/t Au were reported from the exposure.  The zone is surrounded by a large gold soil anomaly 600 m long by 80 m wide where values  between 50-1290 ppb Au (Figure 9.3) have been recorded.  The zone is thought to be located in the upper plate of the detachment fault that host s the Samaritan and Queen Zones.  This data and interpretation suggests good potential to expand the South Zone along strike and possibly to locate additional sub parallel zones.

Trenching in 1999 on strike revealed a wide oxidized fault zone hosting narrow quartz-sulfide veins.  The trench exposed the fault zone for 20 m where it averaged 1.5 to 2.0 m in thick ness ..  A chip sample near the eastern end of the trench produced 64.1 g/t Au across a true width of 1.5 m.  Another chip sample from this end of the trench returned 23.7 g/t Au across 1.7 m true thickness.  Arsenic values can be elevated with values up to 0.1% .

9.13.

Portal Vein

Ford interprets the vein to be steeply dipping , while Caron (1999) interprets the vein to be a shallow dipping mineralized detachment fault zone trending 140°/30° S, as interpreted from trenches of the Queen, Tiara and Samaritan Zones.  Caron’s interpretation implies more continuity to the mineralization as other intercepts in the area are brought into the picture.  In addition, it would imply thicker true widths than if the vein was sub vertical.  Caron goes on to suggest that there is potential in the footwall of the mineralized detachment fault zone for the vein to continue as a sub vertical structure ..  Elevated gold in soils to 173 ppb Au over the Portal area could represents the surface expression .  Trenching in summer 1999 apparently confirmed the shallow dipping mineralization (Caron, 1999a).  Three trenches exposed narrow low grade gold values to a maximum of 570 ppb Au.  Re-logging of old drill data by Caron supported this orientation, and suspects it to be the same structure tested at the Queen Zone.

GC believes the vein to be a composite.  The vein hosted in diorite/greenstone is locally sub vertical but thickens and spreads out near the shallow dipping diorite-serpentinite contact.  The fall 2003 drilling program targeted a shallow dipping contact related zone.  The sub vertical drilling tested around the best intercept (5 m grading 17.1 g/t Au) but could not extend the this intercept.  The drilling did find narrow massive sulfide development at the contact supporting the model for the property but without economic grades and widths.

9.14.

Calumet

The Calumet Zone occurs 50 m north of the portal for the 1988 exploration drift.  Several old trenches and pits exposed massive pyrrhotite and quartz-sulfide veining hosted in altered volcanics.  Grab samples taken from the old dumps f or these workings produced a 16.1 g/t Au value.  Unfortunately the old workings are now sloughed.  The zone has been tested by four diamond drill holes along a strike length of 60 m with limited success.  Intercepts are narrow with the best grade being 5.3 g/t Au.

Trenching in the summer of 1999 exposed a 3 m wide zone adjacent to a sloughed pit ..  Chip sampling produced a 9.3 g/t Au value across 3.0 m while s amples taken a short distance on strike gave much lower values.  The strike length of this zone is unknown.  Its projection 50 m to the east runs up against the Calumet claim boundary.  Caron (1999a) speculates that the Portal Fault to the west will mask the surface expression of the Calumet vein.

9.15.

J & R

The J&R zone is located approximately 500 m northwest of the Golden Crown shaft.  Numerous old workings occur over an exposure of porphyrite and microdiorite.  The area coincides with a 300 m long gold and copper soil anomaly where gold values of 650 ppb have been recorded ..  There are additional soils anomalies to the west.  It is speculated by Caron that the target is the western strike extent of the Golden Crown vein, representing a 300 m trace of unexplored territory between the zones.   A total of 26 diamond drill holes have been located in the area of the JR target.  Complete records are available for 9 of the holes while only assay data is unavailable for the remaining 17 preventing proper location and orientation of the holes.  Several holes in the J&R target area have returned encouraging results.  The best intercept was from 90-25 with 2.5 m grading 15.8 g/t Au and 2.8% Cu.   Others include hole 84-10 with 1.52 m grading 15.4 g/t Au and hole 84-9 with 5.36 m grading 5.5 g/t Au.

Trenching in 1999 resulted in three exposures of a broad mineralized zone with multiple 0.5-1 m wide veins and a multitude of intervening veinlets.  Chalcopyrite was found in the veins as well as disseminations in silicified intrusive host rock.  Veins sampled separately returned up to 4.8 g/t Au, 84.4 g/t Ag and >1% Cu (assays incompletely reported).  Continuous chips returned a 15 m wide zone averaging 0.25% Cu, 3.8 g/t Ag and 275 ppb Au and a 13 m wide zone grading >0.4% Cu, 5.8 g/t Ag and 408 ppb Au.  This trench work appears inconsistent with the higher grade gold intercepts reported above.  This suggests to P Cowley that, either a higher grade system lies below the trench level, or the gold intercepts are scattered and isolated without promise of continuity.   Locating and re-logging the holes that are partially documented may provide some answers to clarify the potential of the target.

9.16.

Other Veins

Kim (1989) identifies three other veins which are not identified or interpreted by Caron (1998), the Lynn, Ivory and Edward Veins.  In Kim’s interpretation the Lynn and Ivory Veins lie between the McArthur and George Veins.  The Edward Vein lies between the Samaritan and the McArthur Veins.  All three veins are defined only by drilling.   E xample s of true width vein intercepts obtained are:

*

Ivory Vein -DDH U88-23 , 1 ..5 m grading 23.6 g/t Au and 0.11% Cu.

*

Lynn Vein –DDH 83-18 , 1.0 m grading 22.6 g/t Au and 3.58%Cu (Ford attributes this intercept to the King vein).

*

Edward Vein - DDH 80-12 , 1.0 m grading 9.9 g/t Au and 0.108%Cu.

There are remaining doubts with the interpretations from earlier work.

9.17.

Main and Footwall Shears

GC’s 2003 trenching program expanded the previously tested area of the Main Shear Zone from 90 m to 300 m of the 1,000 m long soil anomaly .  The program exposed the Hangingwall and Main Shear zones with 12 sub-parallel trenches spaced 25 to 35 m apart.

The Main Shear zone was exposed in nine trenches over a strike length of 250 m ..  The sub-parallel Hangingwall zone, 50 m to the north, was exposed in five trenches over a strike length of 200 m ..  Both zones are composed of semi-massive to massive sulphides within northwest trending, shallow-dipping shear zones hosted in chert and greenstone.  The Hangingwall and Main Shear zones are open to the northwest.  The eastern extensions, which are offset by faulting, are interpreted to continue to the southeast.

Highlighted chip samples include: 27.4 g/t gold across 1.8 m, 12.69 g/t gold across 5 m, 12.28 g/t gold across 5 m, and 8.1 g/t gold across 2 m, indicating near surface high-grade sections within a gold enriched shear system.

10.

EXPLORATION

Exploration programs conducted prior to the GC efforts are described in the History section.  Exploration tools used in these investigations include diamond drilling, mapping, prospecting, trench excavations with mapping and sampling and grid-based soil geochemistry, and magnetics and VLF surveys .

In the fall of 2003, G C conducted a diamond drilling program.  Concurrently GC completed 12 trenches 2.5 km to the west northwest along the gold/copper corridor on several north dipping shear zones.  Highlighted chip samples include: 27.4 g/t Au across 1.8 m, 12.69 g/t Au across 5 m, 12.28 g/t gold across 5 m, and 8.1 g/t Au across 2 m, indicating near surface high-grade sections within a gold enriched shear system.  GC also re-sampled and verified gold grades across the exposed Tiara and Golden Crown Veins.

11.

DRILLING

11.1.

Pre-2003 Drilling

Details of drilling done prior to 2003 are outlined in Table 11.1 .

Table 11.1    Summary of Pre-2003 Drilling

Year	Diamond Drill Holes
1968	68-1 to 68-16
1976	76-1 to 76-5
1978	78-2 to 78-12
1979	79-1 to 79-4
1980	80-1 to 80-16
1980	JR-1 to JR-2
1981	81-1 to 81-4
1983	83-1 to 83-18
1984	84-22 to 84-26
1985	85-1 to 85-4
1987	87-18 to 87-26
1988	88-1 to 88-12 U88-1 to U-48
1989	89-1 to 89-14 U89-1A to U89-5
1990	90-1 to 90-34

11.2.

GC 2003 Diamond Drill Program

GC conducted a diamond drilling program between October 4 and October 31, 2003 consisting of 47 oriented, HQ diameter, drill holes for a total of 2,138.7 m.

Drilling was done by Connors Drilling Ltd. of Kamloops, BC using a track-mounted BBS-25Al rig.  Drilling was done on a 2-12 hour shift basis.

Core was oriented using the Easymark™ system which allows the measurement of an absolute strike and dip for any given oriented vein, contact or fault.  The oriented core provided additional confidence in the interpretation of mineralized zones within the Golden Crown system .

The 2003 exploration program was supervised by the P. Cowley of GC.  Core logging and sample selection was performed by Linda Caron, P.Eng., David Makepeace, P.Eng. and P. Cowley, P.Geo.

Twenty-one holes were directed at definition drilling (15 m centers) of the King Vein, covering an area of about 100 m x 80 m.  The remaining 26 holes explored the Samaritan, Tiara, Golden Crown, Portal, and Calumet veins, within an area of a pproximately 400 m x 100 m.

Core recoveries through most targets were >90% and often >95%.  However, recoveries in the Tiara and Golden Crown were locally as low as 30% recoveries.

A listing of composites from all drilling campaigns is located in Appendix A.

12.

SAMPLING METHOD AND APPROACH

The following points describe the sampling procedures and steps taken during GC 2003 diamond drilling program:

*

C ore was first cleaned, organized and photographed;

*

G eotechnical logging was done by a technician ;

*

C ore boxes were properly labeled, using scribed aluminum tags that were stapled to the ends of the core boxes ;

*

C ore logging and sample selection was performed by the geologists (Linda Caron, P.Eng., David Makepeace, P.Eng, and by P. Cowley, P.Geo) ;

*

Rock units that exhibited sulfide content >2% were sampled in widths of 1-2 m.  Sampling in massive to semi-massive sulfide vein material was essentially continuous, generally no longer than 0.5 m long but varied depending on similar mineralization characteristics or lithology.  Samples of unmineralized hangingwall and footwall material was generally done at 0.5 m lengths around heavy sulfide sections ;

*

Core loggers measured and marked the designated "from" and "to" of each interval on the core for specific sample breaks;

*

Sample tags were assigned to each interval with a corresponding tag number stapled to the box at the top of each sample;

*

Every 19th of 20 sample tags were designated as a GC standard. Splitters retained the standards and placed the entire pouch of the standard into the labeled plastic sample bag in the corresponding  tag order;

*

Core was logged on site and later transported to the GC ’s Grand Fork office/facilities for cutting, sample dispatching and storage;

*

Prior to cutting, the core was adjusted to identify any important fabrics;

*

The core was cut in half, bisecting fabric or vein material evenly;

*

Technicians were instructed to place the same side of core back into the box and the other into a labeled clean plastic sample bag;

*

Sample bags were placed in address-labeled rice bags, sealed and shipped to Eco Tech Laboratory Ltd. of Kamloops, BC.;

*

Sample shipment records were maintained.  Records were also kept of sample preparation, analysis requested and the person intended to receive the results;

*

Daily visits were made by the site geologists to the core cutting facitilities to ensure the quality of the sampling was maintained; and

*

No samples were cut by an employee, officer, director or associate of GC.

Snowden is satisfied that the 2003 diamond drill samples were collected according to standard industry practices.

13.

SAMPLE PREPARATION, ANALYSIS AND SECURITY

No information is available for drilling episodes prior to 2003.

Assay work for GC’s 2003 drill program was carried out by Eco Tech Laboratory Ltd (Eco Tech) of Kamloops, BC.  GC has all of the original assay certificates for the 2003 drilling.

Eco Tech’s sample preparation and analysis procedures were as follows:

*

Samples were crushed in their entirety to pass -6 mesh;

*

The crushed sample was then split in half;

*

Half of the sample was stored for Acid Base Accounting or metallurgical testing and the other half was further crushed to pass -10 mesh;

*

A 250 g sub-sample was taken from the -10 mesh material and pulverized to pass -100 mesh;

*

A 30 g sample was taken from the -100 mesh material and Fire Assayed (FA) with an Atomic Absorption (AA) finish for gold;

*

A 15g sample was also taken from the -100 mesh material for 28 element ICP analysis;

*

Selective samples were requested for screen metallic assay to determine the degree of coarse gold present and as a secondary check on samples with greater than 3 g/t gold; and

*

Eco-Tech Laboratory Ltd. inserted its suite of standards for QC purposes.  Also individual sample batches were subjected to 10-65% repeats (average 30%), 2-4% re-splits and 3-5% internal standards.

14.

DATA VERIFICATION

14.1.

Gold City Findings

GC undertook sample checks on the Golden Crown and Tiara Veins exposed in trenches.  Gold values were comparable to previous workers .

14.2.

Quality Control

GC incorporated a system of Quality Control (QC) into the 2003 diamond drilling program.

The standards material was provided by International Metallurgical Ltd. (IM) of Kelowna, BC.  IM received material from the Boston Project in Nunavut.  This material was from auriferous quartz veins that were noted to behave predictably.

The following 2 standards were created :

*

a low grade standard at 3.01 g/t Au; and

*

a high grade standard at 7.85 g/t Au.

Standards were systematically inserted into the sample stream and sent to Eco Tech for analysis.  Results of standards are shown in Figure 14.1 and Figure 14.2.  The figures show that the Eco Tech gold assays fall well within +/- 25% of the IM standard gold values.  The range in copper results is small indicating a high degree of precision with the sampling however, the accuracy can not be determined as the standard copper standard value is unknown (thus is by definition not a standard but rather a repeat).

Golden Crown High Grade Standard
9.50
8.00
6.50
5.00
640
560
480
400
Au g/t
4900
5000
5100
5200
5300
5400
5500
5600
Sample #
Au
IM Au
IM +25%
IM -25%
Cu

Golden Crown High Grade Standard
Au g/t
9.50
8.00
6.50
5.00
600
550
500
450
400
4900
5000
5100
5200
5300
5400
5500
5600
Sample #
Au
IM Au
IM +25%
IM -25%
Cu

Figure 14.1  Golden Crown High Grade Standard

Golden Crown Low Grade Standard
Au g/t
5.50
4.00
2.50
1.00
240
230
220
210
5000
5100
5200
5300
5400
5500
5600
Sample #
Au
IM Au
IM +25%
IM -25%
Cu

Lexington Low Grade Standard
Au g/t
4.00
3.50
3.00
2.50
2.00
270
250
230
210
190
4900
5100
5300
5500
5700
5900
Sample #
Au
IM Au
IM +25%
IM -25%
Cu

Figure  14.2  Golden Crown Low Grade Standard

14.3.

Independent Sampling by Snowden

Snowden reviewed the quality control (QC) protocols from the available documents and at site.  Sample reject material was selected subsequent to the site visit, and arranged to be sent from Eco Tech Laboratories to ALS Chemex Laboratories for the purpose of independent check analysis.  Table 14.1 contains the results of the independent check analysis.  Samples 4855 and 5091 are from the Lexington property and 5491 is from Golden Crown.

The original and check assay results appear to be highly variable, however this is an entirely expected result for a nuggety vein-style gold deposits.

Table 14.1   Snowden Independent Sampling Results

14.4.

Assay Certificate Review

GC supplied all of the available historic data on the Golden Crown property to Snowden for data verification.  This data included collar and downhole survey information; assay certificates assessment reports, memos and QA/QC results.  Table 14.2 shows the number of drill holes with the various types of supporting documents.  These documents were reviewed and compared to the values in the digital database.

Table 14.2    Numbers of Drill holes with Supporting Documentation

Snowden’s review of the assay certificates found that the transfer of data to the digital database was performed accurately and no errors were identified.

Each drill hole was assigned a code representing a degree of confidence in the primary data and this was then used to assist the resource classification process.

15.

ADJACENT PROPERTIES

15.1.

Athelstan-Jackpot Claims

The Athelstan Crown grant lies adjacent to the Golden Crown Property southeast the mineralized corridor.  At Athelstan, mineralization is located in the footwall of a serpentinite and related to the Lind Creek Fault.  Massive sulfide pods are known to occur within the serpentinite.  Oxidized zones over the sulfide pods are reported to be up to 68.6 g/t Au but there extent and distribution are still being evaluated.  High arsenic values accompany the mineralization.  It is interpreted that the serpentinite formed a n aquatard to ascending auriferous solutions.  This position has not been tested within the Golden Crown system but should be considered a target in future exploration.

15.2.

Grenoble Deposit

The Grenoble deposit is interpreted to be a series of eight shallow to moderately dipping en echelon overlapping zones hosted within the basal dacitic pyroclastic unit to the “Dacite” unit.  To date, the multiple zones are confined to an area 375 m along its strike, 20-60 m perpendicular to the strike and 25 m thick vertically.  It is interpreted that the “Dacite” unit is an upper thrust plate slid over serpentinite and that the Grenoble zones are structural replacement mineralization within the basal part of this upper plate.  The Grenoble deposit, discovered in 1969, has received 54 surface, 48 underground diamond drill holes and a 3 m x 3.6 m x 900 m long decline with three cross-cuts.

15.3.

Lone Star Mine

The Lone Star Mine was in operation in several phases between 1897 and 1918 and as an open pit from 1977-1978.  Mineralization at Lone Star occurs within and just above the Lower Serpentinite unit as massive veins, veinlets and disseminations of chalcopyrite-magnetite-pyrite-gold much like at the Grenoble deposit.  The mineralization coincides with the crest of a broad anticline.  High grade and low grade copper-gold mineralization still remains at Lone Star.

16.

MINERAL PROCESSING AND METALLURGICAL TESTING

In January 2004 a composite sample from King Vein diamond drill core (November 2003 drill program) was shipped to Process Research Associates (PRA) for preliminary metallurgical test work.  The sample was composited from 03CDH-01, 03, 06, 015, and 016.

The head grade of the composite sample was as follows:

	Au (g/t)	Cu (%)	Fe (%)
King Vein Comp. 1	44.5	0.46	26.36

Check assays are tabled as follows:

Metal	Units	King Vein Comp. 1	Laboratory		Analytical Method
			Name	ID
Au	g/mt	44.5	iPL	PO3799	FA/AAS
Au	g/mt	39.8	iPL	PO3798	Metallics
Au	g/mt	59.1	Assayers Can	4V0021PA	FA/AAS
Au	g/mt	69.6	Assayers Can	dup	FA/AAS
Cu	ppm	0.46	iPL	PO3799	AsyMuA
Cu	ppm	0.459	iPL	PO3799	ICPM
Cu	ppm	0.451	Assayers Can	4V0021PA	AsyMuA
Cu	ppm	0.452	Assayers Can	dup.	AsyMuA
Fe	ppm	25.36	iPL	PO3799	AsyMuA
Fe	ppm	23.6	Assayers Can	4V0021PA	AsyMuA
Fe	ppm	23.9	Assayers Can	dup	AsyMuA

PRA conducted 4 scoping tests comprised of gravity (Knelson, followed by panning) and flotation.  The final test incorporated a cleaning scavenger concentrate, reactivating depressed pyrite from the rougher cleaner circuit.  The proposed flowsheet for processing of the gold-copper ore from GC nearby Lexington deposit c ould be modified to include a separate rougher scavenger cleaning circuit for upgrading of gold-bearing pyrite from the Golden Crown ore.  The results of the preliminary King Vein work indicate that approximately 31% of the gold reports to the gravity concentrate and 34.0% to the copper concentrate, while about 30% is recoverable from the pyrite scavenger concentrate.  Overall gold losses to the final bulk tailing were less than 5%.

The third and fourth rougher cleaner concentrates from the King Vein F4 test indicate that a marketable copper concentrate with gold can be produced as follows:

Product	Weight %	Assay		Distribution
		Au (g/t)	Cu (%)	Fe (%)	Au (%)	Cu (%)	Fe (%)
Rougher Cleaner 4 Conc.	0.9	1,761	27.9	29.2	33.6	51.0	1.0
Rougher Cleaner 3 Conc.	1.1	1,423	24.1	27.5	34.1	55.4	1.2

The rougher scavenger cleaner 2 pyrite concentrate produced an iron grade of 45.5% with 51.9 g/t Au.

To date no locked cycle test work has been conducted on Golden Crown samples.  Additional test work will be conducted on Golden Crown material to investigate upgrading of the scavenger cleaner concentrate and reduction of copper losses in the scavenger circuit.

17.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Resource estimates were prepared using industry standard methods for this style of vein deposit.  Metal accumulations for gold and copper from the drillhole intersections were interpolated in to a 2D model for each vein.

17.1.

Available Data

GC provided Snowden with a Gemco m database consisting of survey, assay, and lithological records for 348 surface and underground diamond drill holes.  The lithology codes were reviewed and standardized to maintain consistency between drill campaigns.

GC also provided Snowden with a digital terrain model of the surface topography and wireframes representing the underground development and lithological units.

17.2.

Geological Interpretation

As described in Section 9, GC interpreted a series of sub parallel, closely spaced, steeply dipping quartz veins that trend west northwest.  The drill data and mapping from underground permitted the delineation of 14 distinct veins and vein splays, as follows:

*

4 veins within the Golden Crown system;

*

George vein;

*

2 veins within the King vein system;

*

Queen vein;

*

Samaritan vein;

*

McArthur vein;

*

3 veins within the Portal system; and

*

the South Zone vein.

 is an isometric view of the interpreted corridors of vein mineralization.  The red zones to the north are Golden Crown, magenta is King, black is George, light cyan is McArthur, yellow is Samaritan, navy blue is Queen, gold is Portal and cyan is the South Zone.  The majority of defined mineralization is within the Golden Crown, King, George and McArthur systems.

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17.3. Compositing

Assays were composited over vein intervals defined by drill core logging. In several cases the historic logs did not describe vein material even where anomalous gold grades existed (a grade indicator of 0.171 g/t Au was used to define intercepts of note). These were accepted as vein intercepts and included with those intercepts clearly logged as quartz veins if they were supported by nearby recent drilling. Several large intervals were noted in historic holes however these were not included because they were unsupported by nearby, recent drillholes.

Figure 17.2 is a log probability plot of composite lengths used in the resource estimate. It can be seen that the minimum composite length is 0.01 m and the maximum is 7.68 m. The average composite length is 0.98 m.

Log Probability Plot for Length
Domain ***
Points: 230
Weights: 230
Std Dev: 1.346
Variance: 1.811
CV: 1.374
Skewness: 2.920
Geom Mean: 0.518
Maximum: 7.68
75%: 1.05
50%: 0.5
25%: 0.3
Minimum: 0.01
Cumulative Probability (%)
0.01
0.1
1

Figure 17.2 Log Probability Plot of Composite Lengths

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A table of all gold and copper composites used in the resource estimate is located in Appendix A.  The composites are grouped according to the vein in which they occur.

The true thickness of composite intercepts was calculated using core angles and an interpreted average vein strike of 100° and dip of -80°.  Metal accumulation values were calculated by multiplying true thickness (m or ‘Th’) by the gold and copper composite grades as percent (%).  Vein intersections were transformed into two-dimensional space by converting all northing coordinates to 5151N.  These two-dimensional thickness and metal accumulation values were tagged to the appropriate 14 veins, and used in the geostatistical analysis and resource estimation.

17.3.

Basic Statistics

Many of the veins in the system are intersected by too few holes to enable the derivation of meaningful grade statistics.  The George, King, and McArthur veins however contain sufficient composites for useful statistical analysis and are discussed below.  Basic statistical plots for the other veins are located in Appendix B ..

17.3.1.

Gold Accumulation

Within the George, King and McArthur veins, gold accumulation values range from 0 g/t x m to 1496 g/t x m in the King 1 vein ( to ).  Average gold accumulation values range from 3.6 g/t x m in the McArthur vein to 32.3 g/t x m in the King 1 vein.  Distributions are positively skewed, with a significant number of high grade outliers and evidence of mixed populations.  The occurrence of high grade outliers is reflected in the relatively high coefficients of variance (COVs), which range from a low of 2.4 in the McArthur vein to a high of 5.9 in the King 1 vein.

In order to reduce the impact of high grade outliers on the resource estimate, values were capped prior to kriging the grade accumulation models.  The grade accumulation values for gold in all veins were capped at 70 g/t x m.  This value was established by comparing the average values of the capped population with the Sichel estimate of mean values derived f or the uncapped population.

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Log Histogram for ThXAu
George
Points: 42
Weights: 42
Mean: 11.373
Std Dev: 52.172
Variance: 2721.896
CV: 4.587
Skewness: 6.402
Geom Mean: 1.459
Log-Est Mean: 8.306
Maximum: 340.126
75%: 4.588
50%: 1.78651
25%: 0.390906
Minimum: 0.006858
Log Probability Plot for ThXAu
George

Log Histogram for ThXAu
King1
Points: 62
Weights: 62
Mean: 32.259
Std Dev: 189.537
Variance: 35924.272
CV: 5.875
Skewness: 7.799
Geom Mean: 3.003
Log-Est Mean: 14.167
Maximum: 1495.99
75%: 7.15632
50%: 2.89065
25%: 0.977265
Minimum: 0.030861
Log Probability Plot for ThXAu
King1

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Log Histogram for ThXAu
King2
Points: 34
Weights: 34
Std Dev: 39.196
Variance: 1536.334
CV: 2.928
Skewness: 4.674
Maximum: 216.082
75%: 7.58495
50%: 2.70548
25%: 0.534924
Minimum: 0.006858
Log Probability Plot for ThXAu
King2

Log Histogram for ThXAu
McArthur
Points: 34
Weights: 34
Std Dev: 8.759
Variance: 76.720
CV: 2.421
Skewness: 4.131
Geom Mean: 0.798
Maximum: 47.2036
75%: 1.49504
50%: 0.589788
25%: 0.219456
Minimum: 0
Log Probability Plot for ThXAu
McArthur

17.4.2. Copper Accumulation

Copper accumulation values within the George, King and McArthur veins range from 0 % x m to 6.9 % x m in the King 2 vein (Figure 17.7 to Figure 17.10). Average copper accumulation values range from 0.2 % x m in the George vein to 0.6 % x m in the King 1 and King 2 veins. Copper distributions are positively skewed, but with fewer high grade outliers than gold. As a result, COVs for copper are lower than gold with a low of 1.2 in the King 1 vein to a high of 2.1 in the King 2 vein.

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Although the number of high grade outliers is less in copper than in gold, grade capping was necessary to reduce the impact of the high grade outliers on the resource estimate. A cap of 3.8 % x m was applied to the copper accumulation block model. This value was again established by comparing the average values of the capped population with the Sichel estimate of mean values derived for the uncapped population.

Log Histogram for ThXCu
George
Points: 42
Weights: 42
Mean: 0.195
Std Dev: 0.255
Variance: 0.065
CV: 1.312
Skewness: 2.272
Geom Mean: 0.081
Log-Est Mean: 0.369
Maximum: 1.14434
75%: 0.28799
50%: 0.09924
25%: 0.02299
Minimum: 0
Log Probability Plot for ThXCu
George

Log Histogram for ThXCu
King1
Points: 62
Weights: 62
Mean: 0.582
Std Dev: 0.714
Variance: 0.509
CV: 1.226
Skewness: 2.323
Geom Mean: 0.261
Log-Est Mean: 0.871
Maximum: 3.80059
75%: 0.91934
50%: 0.28815
25%: 0.092
Minimum: 0
Log Probability Plot for ThXCu
King1

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Log Histogram for ThXCu
King2
Log Probability Plot for ThXCu
King2

Log Histogram for ThXCu
McArthur
Log Probability Plot for ThXCu
McArthur

17.5. 2D Geostatistical Analysis

Continuity of mineralization was investigated by variogram analysis in the plane of the vein using the transformed data. Grade continuity was therefore in 2D space with Direction 1 equal to the plunge within the plane, and Direction 2 at 90° to Direction 1. Snowden's Supervisor™ software was used for the continuity analysis.

As noted in the statistics (Section 17.4), many of the veins do not contain sufficient data for reliable analysis. As a result Snowden elected to use median indicators for the variography

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analysis to improve the description of data. Continuity was assumed to be consistent in all veins.

Data from the King 1 vein was found to produce the best variograms. The parameters derived from this analysis were subsequently applied to all veins.

17.5.1. Gold Accumulation

The geostatistical study within the plane of the King 1 vein revealed the direction of maximum continuity (Direction 1) to be plunging 30° toward 90° (Figure 17.11). The figure shows contours of variance: blue, green and red contours indicate low, moderate and high variance, respectively. The modeled variogram for this direction is displayed in Figure 17.12 and plots for the other directions are provided in Appendix C. The maximum range of continuity in this direction is modeled at 48 m. Direction 2 (or the intermediate direction perpendicular to Direction 1) was found to be -60° towards 90°, with a maximum range of 22 m. The anisotropy ratio is therefore 2.2.

50% Dip Plane Continuity for ThXAu
Domain KING1
-90-->000
00-->270
00-->090
90-->000

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(Direction 1) 30->090: 50% Continuity for ThXAu
Domain KING1
Sample Separation (m)

Figure 17.12 Direction 1 Variogram for Gold Accumulation

17.5.2. Copper Accumulation

The spatial continuity of copper was found to be similar to gold in the King 1 vein. Within the plane of the vein, the direction of maximum continuity (Direction 1) was found to be 40° towards 90°, with a maximum range of 28 m (Figure 17.13 and Figure 17.14). Plots for the other directions are provided in Appendix C. Direction 2 was found to be -50° towards 90°, with a maximum range of 30 m. The Maximum: Intermediate anisotropy ratio is therefore 0.93.

50% Dip Plane Continuity for ThXCu
Domain KING1
-90-->000
00-->270
00-->090
90-->000

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(Direction 1) -40->270: 50% Continuity for ThXCu
Domain KING1
Sample Separation (m)
Pair Count

Figure 17.14 Direction 1 Variogram for Copper Accumulation

17.6. Resource Estimate

The Ordinary Kriging method of interpolation was used to estimate vein thickness, gold and copper accumulation block models at Golden Crown. Gemcom mining software was used for establishing a 2D block geological model and subsequent grade estimates. Grade caps were applied to both gold and copper accumulations prior to estimation to restrict the influence of grade outliers.

Metal accumulation block models were converted to grade models by dividing the estimated metal accumulation by the estimated thickness. A gold equivalent block model was created by manipulating the gold and copper block grades according to the formula AuEq = Au + (Cu X 10,000)/4569.712. The factor used in this formula was derived from the following metal prices:

Au = $380/oz or $11.08195/gram
Cu = $1.10/lb or $0.00243/gram

17.7. Block Model Setup

Figure 17.15 describes the block model setup. Gemcom's definition of the model origin is the maximum elevation of the lower left (southwest) corner of the model. Only one row was defined to create a 2D model for each vein.

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Edit Block Model Project
General
Geometry
Levels
Origin
X 4000
Y 5151
Z 1500
Number of blocks
Columns 150
Rows 1
Levels 30
Block sizes
Column 10
Row 1
Level * 10
Z Irregularly spaced
Orientation
Rotation ** 0
* Is default size if irregular
** Around origin anti-clockwise
The block model origin is at the lower left of the block model.
OK
Cancel

Figure 17.15 Block Model Setup

17.7.1. Kriging Parameters

Similar interpolation parameters (Table 17.1) were used to estimate thickness and metal accumulation block models for all veins.

Table 17.1 Kriging Parameters

Direction	Dip/ Dip Direction	Nugget	Sill 1	Range 1	Sill 2	Range 2
1	30-->090			46		48
2	-60-->090	0.3	0.46	21	0.24	22
3	00-->000			1		1

The effective search ellipse was set to the maximum ranges of grade continuity as described by the variograms (Section 17.5).

Up to two passes were used to estimate block grades for each vein. The first pass used search radii that were equivalent to the maximum ranges of the variograms. During this pass the actual distance of each block to the nearest composite was written to a block model to assist in classification. A second pass was completed with larger ranges to fill any uninformed blocks that remained from the first pass. No actual distance values were written to the model from the second pass, with the intention that blocks interpolated during the second pass were automatically classified as Inferred.

All blocks used a minimum of 2 composites and a maximum of 24. For all passes, the blocks were discretized into a 3 X 3 array of points.

Figure 17.16 is a sectional view of gold accumulation for the George vein. Displayed in the figure are the surface topography (green line), composite gold accumulation values and gold accumulation block model outlines. The block model outlines are color coded as follows:

- 0.005 – 0.017 –black;
- 0.017 – 0.048 –grey;

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- 0.048 – 0.104 –blue;
- 0.104 – 0.469 –green;
- 0.469 – 1.984 –red; and
- >1.984 –magenta

1400.0Y
1300.0Y
1200.0Y

Figure 17.16 Sectional View of Gold Accumulation, George Vein

17.7.2. Classification

The classification scheme for Golden Crown resource estimates took into account the confidence in the geological interpretation, minimum distance of blocks to nearest sample, numbers of informing samples, variogram ranges and data distribution.

The process of classification involved the following steps:

- Only blocks informed by a minimum of 2 composites received a block grade;
- Blocks that lie within 15 m of the nearest composite were initially coded as Indicated and those greater than 15 m as Inferred; and
- Drill holes were coded relative to the amount of confidence in the data (collar surveys, downhole surveys, assay certificates, QA/QC protocols, etc) (Section 14.2). A perimeter was drawn around those composites that were generated from drill holes with a high degree of confidence. Indicated blocks within that perimeter were permitted to remain

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Indicated while all blocks outside of the perimeter, initially classified as Indicated, were changed to Inferred. Inferred blocks within the perimeter remained in the Inferred category.

- The model was coded to identify Indicated and Inferred blocks according to guidelines of the CIM Standards (2000). No Measured blocks were identified in the estimate.

Figure 17.17 is a typical section showing the King 1 classified resource blocks. Green blocks are classified as Inferred and red blocks as Indicated. The green surface is the topography and the values are gold accumulations.

4700.0 E
4800.0 E
4900.0 E
5000.0 E
1400.0Y
1300.0Y
1200.0Y
300.0X
400.0X
500.0X
600.0X

17.7.3. Model Validation

The integrity of block grade models was validated using 3 methods:

- Visual comparison of block and composite grades in longitudinal section;
- Global comparison of mean model and input grades; and
- Validation plots by easting, and elevation to compare the mean input and block grades on a series of parallel plans and sections through the deposit.

The visual comparison of block grades and composites by section and plan indicated a good correlation between the input data and output values. No obvious discrepancies were noted.

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The global mean block gold and copper grades were compared to the global mean of declustered input grades (Table 17.2). In the veins with significant numbers of composites the difference between the declustered input grade and the model grades is less than 10%. Snowden considers these differences to be acceptable.

Table 17.2 Global Validation Statistics

	Mean Block Grades		Mean Comp Grades		% Difference		# of Comps
Vein	Th X Au g/t	Th X Cu %	Th X Au g/t	Th X Cu %	Th X Au g/t	Th X Cu %	
GC1	10.968	0.051	9.360	0.054	17.2%	5.7%	7
GC2	1.954	0.073	2.112	0.078	7.5%	6.9%	4
GC2A	1.152	0.061	1.149	0.056	0.3%	8.8%	3
GC3	0.000	0.000	5.479	0.218	100.0%	100.0%	2
G1	6.367	0.190	6.583	0.193	3.3%	1.4%	42
K1	11.109	0.681	10.971	0.621	1.2%	9.6%	62
K2	8.109	0.573	8.503	0.540	4.6%	6.1%	34
Q	0.226	0.057	0.219	0.055	3.1%	4.4%	2
S	1.594	0.207	1.509	0.205	5.7%	0.7%	14
MC	2.849	0.235	3.086	0.257	7.7%	8.8%	34
P1	13.121	0.155	11.760	0.147	11.6%	5.6%	8
P2	6.963	0.023	7.149	0.022	2.6%	6.4%	4
P3	0.998	0.008	1.001	0.008	0.3%	0.0%	2
SZ	3.693	0.000	3.977	0.000	7.2%	0.0%	11

Mean block grades and mean composite grades for gold and copper were plotted on a series of sections and plans. Examples of these plots for the King 1 vein are located in Figure 17.18 to Figure 17.21. The trend of block grades generally honors the trend of input grades, but is smoother as expected from the interpolation method used. Portions of the graphs where the block grade trends deviate from the input grade trends are generally associated with low data levels.

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Model Validation K1 -Au
60
50
40
30
20
10
0
7
6
5
4
3
2
1
0
Mean Au g/t
Samples
4650
4680
4720
4790
4810
4830
4850
4870
4890
4910
4940
4960
Easting
Model
Samples
Samples

Model Validation K1 -Au
40
35
30
25
20
15
10
5
0
12
10
8
6
4
2
0
Mean Au g/t
Samples
1220
1230
1240
1250
1260
1270
1280
1290
1300
1310
1320
1330
1340
Elevation
Model
Samples
Samples

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Model Validation K1 -Cu
Mean Cu %
Samples
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
7
6
5
4
3
2
1
0
4650
4680
4720
4790
4810
4830
4850
4870
4890
4910
4940
4960
Easting
Model
Samples
Samples

Model Validation K1 -Cu
Mean Cu %
Samples
3
2.5
2
1.5
1
0.5
0
12
10
8
6
4
2
0
1220
1230
1240
1250
1260
1270
1280
1290
1300
1310
1320
1330
1340
Elevation
Model
Samples
Samples

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17.8. Density

GC completed a total of 39 density measurements on lengths of core from drill holes 03CDH-01 to 03CDH-41, 03CDH-43, 03CDH-38, 03CDH39 and 03CDH-45 from the King and Portal veins. Measurements were determined using the water immersion method. GC determined the average density to be 3.5 when the high and low outliers were removed.

17.9. Reporting of Tonnes and Grade

The classified Mineral Resource at Golden Crown is presented in Table 17.3 based on a gold equivalent cutoff of 6 g/t.

		Grade		
Classification	Tonnes	AuEq g/t	Au g/t	Cu %
Measured	-	-	-	-
Indicated	30,700	19.7	17.9	0.8
Mea + Ind	30,700	19.7	17.9	0.8
Inferred	74,200	14.0	12.7	0.6

Gold equivalent grades were calculated using the following metal prices and formula:

Detailed tables summarizing the resource totals at various gold equivalent cutoff grades are located in Appendix D.

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18.

OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information to report.

19.

INTERPRETATION AND CONCLUSIONS

19.1.

Resource Estimation

The resource estimate was generated by the Ordinary Kriging method using composites from drill hole data supplied by GC.  For each vein, block estimates of metal accumulation (grade x true thickness) and true thickness were computed.

At a cutoff grade of 6 g / t gold equivalent , the currently defined Indicated Mineral Resource at Golden Crown is 30,700 tonnes grading 17.9 g/t Au and 0.8% Cu or a gold equivalent of 19.7 g/t.  Inferred Resources are estimated at 74,200 tonnes grading 12.7 g/t Au and 0.6% Cu or a gold equivalent of 14.0 g/t above the same gold equivalent cutoff grade.

19.2.

Exploration Potential

The Greenwood area is a historic mining region, ranking sixth largest in gold production in British Columbia with approximately 1.3 million ounces of gold.  Much of the production was from the Phoenix copper-gold skarn, some 2-3 km northwest from the heart of the sulfide vein system on the Golden Crown Property.  Neighboring mining camps include the Republic district of northern Washington, 50 km south of the claims, which has produced 2.5 million ounces of gold from epithermal deposits and the Rossland mining camp 45 km east of the property which has produced 2.5 million ounces of gold.  GC has interpreted the Rossland veins and geology to be similar to the Golden Crown Property.

At the Golden Crown Property historic production from the Winnipeg claim stands at 53,316 tonnes averaging 6.9 g/t Au and 0.16% Cu.  GC believes that the reported production figures are understated, as suggested by the extent of respective workings and dumps.

The Golden Crown property covers a corridor of west northwest trending sub parallel and closely spaced steeply dipping massive sulfide and quartz-sulfide veins occur in the southeastern part of the property as part of a 4 km long gold/copper system.  The core of the known vein system lies within an area 130 m wide by 800 m long.  Veins typically range 0.3 – 1.0 m, with local developments to 5 m true width near the serpentinite contact.  Veins range greatly in sulfide content but generally contain 50-90% sulfides of pyrrhotite-pyrite and lesser chalcopyrite in a quartz gangue.  Quartz veins with very low sulfide content are also present.  Both vein types can carry high gold tenor.  Extensive surface and underground drilling and a 1.1 km exploration adit have helped to define the vein system.  About 2.5 km to the west northwest along the gold/copper corridor, trenching has identified several sympathetic north dipping auriferous shear zones indicating the northwest extension of the Golden Crown gold system.  The 2.5 km gap between the principal vein system and the trenched auriferous shears contain untested soil gold anomalies.

Exploration to date has tested mineralization over more than 500 m of strike length.  Many of the veins remain open-ended.  The identification of a 40° westward rake to thicker shoots may assist in the targeting of extension drilling.  Field evidence has identified other styles of mineralization which are targets for future exploration programs.  These include: depth extents of mesothermal veins; intersection of detachment faults with other structures and favorable serpentinite contacts.

20.

RECOMMENDATIONS

GC should focus on the continued evaluation of the principal veins on the Golden Crown property.

Snowden recommends taking steps to improve the confidence in Golden Crown data.  Drill holes that lack supporting documentation should be re-logged, re-sampled and surveyed where possible.  New drilling will be necessary to confirm the results obtained in historic drilling in the cases where drill core no longer exists.  This improvement in data confidence could potentially upgrade a significant portion of the Inferred resources to Indicated status.

Snowden also recommends obtaining additional density measurements.

Two stages of work have been identified by GC .   Phase 1 includes surface diamond drilling, grid-based surface mapping, soil sampling, and geophysics over a 1 km by 2 km area centered on the heart of the massive sulfide vein system to identify new zones, trenching of the Tiara vein to evaluate its merits and continue trenching in the northwest part of the 4 km long gold-copper corridor of untested soil anomalies.

The activities and costs for each phase are summarized below:

Phase I: Surface Work Cost Estimates

Surface  Drilling

   $250,000

Trenching

     $75,000

Grid-based mapping, soil, geophysics

     $50,000

Preliminary Economic Assessment

     $10,000

Contingency

     $20,000

Total

   $405,000

Phase II: Bulk Sample & Feasibility Study Cost Estimates

Mill Rehabilitation

   $400,000

Mining Equipment – Rental Purchase

   $315,000

Surface Equipment – Rental Purchase

   $215,000

Tailings Dam Construction

   $100,000

Mining

   $450,000

Mill Processing

   $300,000

General & Administration

   $250,000

Feasibility Study

   $100,000

Total

$2,130,000

21.

REFERENCES

Beattie, M., – 1990.  Metallurgical Testwork on Samples from the Golden Crown Deposit, for

Attwood Gold Corp, October 1, 1990, by Bacon Donaldson and Associates Ltd.

Broughton, L – 1988.  Metallurgical Scoping Testwork Report #1, Golden Crown Project for Inlet

Metals and Machining Co. Ltd., May 30, 1988, by Coastech Research Inc.

Church, B.N., - 1995.  Mineral Potential of the Okanagan – Similkameen – Boundary Area (82E,

82L/SE, SW, 92 H/SE, NE, In Geological Fieldwork 1994, British Columbia Geological Survey Branch, Paper 1995-1.

Church, B.N., - 1996.  Geological Setting and Mineralization in the Mount Attwood-Phoenix area of the Greenwood Mining Camp, BCDM Paper 1986-2.

Church, B.N., - 1997.  Metallogeny of the Greenwood Mining Camp, for CIM presentation,

Vancouver, Spring 1997.

Caron, L., - 1999.  Summary Technical Report and Recommended 1999 Work Program, Golden

Crown Property, for Century Gold Corporation, March 22.

Caron, L., - 1999.  June-July 1999 Trenching Program Summary, Golden Crown Property, for

Century Gold Corporation.

Cowley, P.S., -2002.  Geological Report, Winnipeg-Golden Crown Property, September 17

Ford, G., - 1990.  Golden Crown Project: Mineral Reserve Estimate, for Attwood Gold

Corporation, October 9.

Fyles, J.T., - 1990.  Geology of the Greenwood – Grand Forks Area, British Columbia, NTS

82E/1,2, British Columbia Geological Survey Branch, Paper 1990-25.

Kim, H., - 1988a. Progress Report on Golden Crown Exploration Programme, for Period Ending

April 21, 1988, for Consolidated Boundary Exploration Ltd. and Grand Forks Mines Ltd.,

April 22.

Kim, H., - 1988b. Results of Phase I Exploration & Recommended Phase II Exploration

Program, Golden Crown Project, for Consolidated Boundary Exploration Ltd. and Grand Forks Mines Ltd., April 30.

Kim, H., - 1988c. Final Progress Report on Phase I Underground Drilling, Golden Crown

Project, for Consolidated Boundary Exploration Ltd. and Grand Forks Mines Ltd., June 23.

Kim, H., - 1988d. Results of Phase I Underground Drilling, Golden Crown Project, for

Consolidated Boundary Exploration Ltd. and Grand Forks Mines Ltd., July 7.

Kim, H., - 1988e. Exploration Results of Underground Drilling, Phase I, Golden Crown Project,

for Consolidated Boundary Exploration Ltd. and Grand Forks Mines Ltd., July 27.

Kim, H., - 1989a. Interim Progress Report, Golden Crown Project – Phase II Exploration

Programme, January 5.

Kim, H., - 1989b. Results of Phase I & Phase II Exploration Programs and Recommended

Phase III Exploration Program, Golden Crown Project, for Attwood Gold Corporation., June 12.

Little, H.W., - 1983.  Geology of the Greenwood Map area, British Columbia, GSC Paper 79-29.

Makepeace, D., - 2001.  Geological Report, Boundary Project, for Gold City Industries Ltd.,

April.

Miller, R.E., - 1994.  Phoenix Gold Resources Ltd. Summary Report on Phoenix Gold Claims,

for Sookochoff Consultants Inc., August 31.

MINFILE, - 2001.  B.C. Mineral Property Database, Geological Survey Branch – Mineral

Resources Division, Ministry of Energy, Mines and Petroleum Resources.

Peatfield, G.R., - 1978.  Geological History and Metallogeny of the ‘Boundary District’, Southern

British Columbia and Northern Washington, PhD Thesis, Queen’s University, June.

Robb, W., - 1990.  Assessment Report of the 1990 Diamond Drill Program on the Golden Crown

Group, for Attwood Gold Corp., October 29, 1990. Assessment Report 20,431.

Seraphim, R.H., - 1989.  Golden Crown Project, for Attwood Gold Corp., May 17.

Sookochoff, L., - 1980.  1980 Assessment Report – Diamond Drilling, Crown Group, for

Consolidated Boundary Exploration Ltd., November 12, 1980. Assessment Report 8482.

Sookochoff, L., - 1984a.  1983 Assessment Report – Diamond Drilling, Crown Group, for

Consolidated Boundary Exploration Ltd., March 27, 1984. Assessment Report 12,131.

Sookochoff, L., - 1984b.  1983 Assessment Report – Geological, Geochemical and Physical, for

Consolidated Boundary Exploration Ltd., April 10, 1984. Assessment Report 12,373.

Sookochoff, L., - 1986.  1985 Diamond Drill and Compilation Report, for Consolidated Boundary

Exploration Ltd., January 9, 1986. Assessment Report 14,641.

Wares, R., - 1985.  Report on the Golden Crown and Winnipeg Property, for Grand Forks Mines

Ltd., September 15.

Wright, F.,  - 2004.  Process Research Associates Ltd. for Gold City Industries Ltd., April 2004.

22.

CERTIFICATE AND CONSENT S OF AUTHOR

CERTIFICATE OF AUTHOR

Neil R. Burns, P.Geo.,

1090 West Pender Street, Suite 720

Vancouver B.C.

Tel: (604) 683-7645

Fax: (604) 683-7929

Email: nburns@snowden-ca.com

I, Neil R. Burns, M.Sc., P.Geo., am a Professional Geoscientist employed as a Resource Geologist by Snowden Mining Industry Consultants, 1090 West Pender Street, Vancouver, B.C.

I graduated with a Bachelor of Science degree in Earth Sciences from Dalhousie  University, Halifax, NS in 1995.  Subsequently I obtained a Master of Science degree in Mineral Exploration from Queen’s University in 2003.  I am a member of the Association of Professional Engineers and Geoscientists of British Columbia.  I have worked as a geologist for a total of eight years since graduating with my bachelor’s degree.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements of a “qualified person” for the purposes of NI 43-101.

I am responsible for the preparation of the technical report titled Technical Report Golden Crown Property, Greenwood, British Columbia, Canada (the “Technical Report”) , dated June 22 , 2004 , and I have not visited the site.

I am responsible for the preparation of Section17 of the report.

I have not had prior involvement with the property that is the subject of the technical report.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in the report, the omission to disclose which makes this report misleading.

I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated at Vancouver, British Columbia, this. 2 2nd day of June, 2004.

[SIGNED]

Neil R. Burns, M.Sc., P.Geo.

CERTIFICATE OF AUTHOR

Paul S. Cowley, P.Geo.

207-270 West 1st Street

North Vancouver, B.C.

Telephone: 604-983-2996

Email: cowleypgeo@hotmail.com

I, Paul S. Cowley, P.Geo. do hereby certify that:

1.

I am currently employed as a Consultant by:  Gold City Industries Ltd., Suite 550- 580 Hornby Street, Vancouver, B.C., V6C 3B6.  Telephone: 604-682-7677.  Email: www.gold-city.net

2.

I graduated with Honours with a Bachelor of Science degree in Geology, from University of British Columbia, Canada, in 1979.

3.

I am a registered Professional Geologist with the Northwest Territories Association of Professional Engineers, Geologists and Geophysicists, Registration Number L445, since October 5, 1989.

4.

I am a registered Professional Geoscientist with the association of Professional Engineers and Geoscientists of the Province of British Columbia, Canada, Registration Number 24350, since June 1999.

5.

I have worked as a geologist for a total of 23 years since my graduation from university.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.

I am responsible for the preparation of Sections 3-16 of the Technical Report -Golden Crown –Property dated June 22, 2004 (the “Technical Report”) relating to the Golden Crown Property. I visited the Golden Crown Property numerous times between August 20, 2002 and June 3, 2004.

8.

I have been involvement with the fall 2003 drilling program on the property is referred to in the Technical Report.

9.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10.

I am not independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101. I am an Insider of Gold City Industries Ltd., being the Vice President of Exploration and Director. I also hold common shares and options with Gold City Industries Ltd.

11.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated at Vancouver, B.C. this 2 2nd day of June, 2004.

[SIGNED]___________________________________

Paul S. Cowley, P.Geo.

CONSENT OF QUALIFIED PERSON

Neil R. Burns, P.Geo.

1090 West Pender Street, Suite 720

Vancouver B.C.

Tel: (604) 683-7645

Fax: (604) 683-7929

Email: nburns@snowden-ca.com

TO:

The securities regulatory authorities of each of the provinces and territories of Canada

I, Neil R. Burns, M.Sc., P.Geo., do hereby consent to the filing of the report titled Technical Report Golden Crown Property, Greenwood, British Columbia, Canada, prepared for Gold City Industries Ltd. dated June 22 , 2004.

Dated at Vancouver, British Columbia this 2 2nd day of June, 2004.

[SIGNED]

Neil R. Burns, M.Sc., P.Geo.

CONSENT OF QUALIFIED PERSON

Paul S. Cowley, P.Geo.

207-270 West 1st Street

North Vancouver, B.C.

Telephone: 604-983-2996

Email: cowleypgeo@hotmail.com

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Paul S. Cowley, P.Geo., do hereby consent to the filing of the report titled Technical Report Golden Crown Property, Greenwood, British Columbia, Canada, prepared for Gold City Industries Ltd. dated June 22 , 2004.

Dated at Vancouver, British Columbia this 2 2nd day of June, 2004.

[SIGNED]____________________________________

Paul S. Cowley, P.Geo.

Appendix A – Drill Hole Composites

Appendix A – Drill Hole Composites

Appendix B – Statistics

Gold City Industries Ltd.
Technical Report Golden Crown Property

June 22, 2004
Doc Ref: 04V332 Report.doc

Gold Accumulation

Log Histogram for ThXAu
GC1
Log Probability Plot for ThXAu
GC1

Log Histogram and Log Probability Plot for GC1 Vein –Gold Accumulation

Log Histogram for ThXAu
GC2
Log Probability Plot for ThXAu
GC2

Log Histogram and Log Probability Plot for GC2 Vein –Gold Accumulation

Log Histogram for ThXAu
GC2A
Log Probability Plot for ThXAu
GC2A

Log Histogram and Log Probability Plot for GC2A –Gold Accumulation

Snowden Mining Industry Consultants

Page 86

Gold City Industries Ltd. *June 22, 2004*
Technical Report Golden Crown Property *Doc Ref: 04V332 Report.doc*

Log Histogram for ThXAu
GC3
Log Probability Plot for ThXAu
GC3

Log Histogram and Log Probability Plot for GC3 Vein –Gold Accumulation

Log Histogram for ThXAu
George
Log Probability Plot for ThXAu
George

Log Histogram for ThXAu
King1
Log Probability Plot for ThXAu
King1

Snowden Mining Industry Consultants *Page 87*

Gold City Industries Ltd.
Technical Report Golden Crown Property

June 22, 2004
Doc Ref: 04V332 Report.doc

Log Histogram and Log Probability Plot for Queen Vein –Gold Accumulation

Log Histogram and Log Probability Plot for Samaritan Vein –Gold Accumulation

Snowden Mining Industry Consultants

Page 88

Gold City Industries Ltd. *June 22, 2004*
Technical Report Golden Crown Property *Doc Ref: 04V332 Report.doc*

Log Histogram for ThXAu
McArthur
Log Probability Plot for ThXAu
McArthur

Log Histogram for ThXAu
Portal1
Log Probability Plot for ThXAu
Portal1

Log Histogram and Log Probability Plot for Portal 1 Vein –Gold Accumulation

Log Histogram for ThXAu
Portal2
Log Probability Plot for ThXAu
Portal2

Log Histogram and Log Probability Plot for Portal 2 Vein –Gold Accumulation

Snowden Mining Industry Consultants *Page 89*

Gold City Industries Ltd.
Technical Report Golden Crown Property

June 22, 2004
Doc Ref: 04V332 Report.doc

Log Histogram for ThXAu
Portal3
Log Probability Plot for ThXAu
Portal3

Log Histogram and Log Probability Plot for Portal 3 Vein –Gold Accumulation

Log Histogram for ThXAu
South Zone
Log Probability Plot for ThXAu
South Zone

Log Histogram and Log Probability Plot for South Zone Vein –Gold Accumulation

Copper Accumulation

Log Histogram for ThXCu
GC1
Log Probability Plot for ThXCu
GC1

Log Histogram and Log Probability Plot for GC1 Vein –Copper Accumulation

Snowden Mining Industry Consultants

Page 90

Gold City Industries Ltd. June 22, 2004
Technical Report Golden Crown Property Doc Ref: 04V332 Report.doc

Log Histogram for ThXCu
GC2
Log Probability Plot for ThXCu
GC2

Log Histogram and Log Probability Plot for GC2 Vein –Copper Accumulation

Log Histogram for ThXCu
GC2A
Log Probability Plot for ThXCu
GC2A

Log Histogram and Log Probability Plot for GC2A Vein –Copper Accumulation

Log Histogram for ThXCu
GC3
Log Probability Plot for ThXCu
GC3

Log Histogram and Log Probability Plot for GC3 Vein –Copper Accumulation

Snowden Mining Industry Consultants Page 91

Gold City Industries Ltd.
Technical Report Golden Crown Property

June 22, 2004
Doc Ref: 04V332 Report.doc

Snowden Mining Industry Consultants

Page 92

Gold City Industries Ltd. *June 22, 2004*
Technical Report Golden Crown Property *Doc Ref: 04V332 Report.doc*

Log Histogram for ThXCu
Queen
Log Probability Plot for ThXCu
Queen

Log Histogram and Log Probability Plot for Queen Vein –Copper Accumulation

Log Histogram for ThXCu
Samaritan
Log Probability Plot for ThXCu
Samaritan

Log Histogram and Log Probability Plot for Samaritan Vein –Copper Accumulation

Log Histogram for ThXCu
McArthur
Log Probability Plot for ThXCu
McArthur

Snowden Mining Industry Consultants *Page 93*

Gold City Industries Ltd.
Technical Report Golden Crown Property

June 22, 2004
Doc Ref: 04V332 Report.doc

Log Histogram for ThXCu
Portal1
Log Probability Plot for ThXCu
Portal1

Log Histogram and Log Probability Plot for Portal 1 Vein –Copper Accumulation

Log Histogram for ThXCu
Portal2
Log Probability Plot for ThXCu
Portal2

Log Histogram and Log Probability Plot for Portal 2 Vein –Copper Accumulation

Log Histogram for ThXCu
Portal3
Log Probability Plot for ThXCu
Portal3

Log Histogram and Log Probability Plot for Portal 3 Vein –Copper Accumulation

Snowden Mining Industry Consultants

Page 94

Gold City Industries Ltd.
Technical Report Golden Crown Property
June 22, 2004
Doc Ref: 04V332 Report.doc

Log Histogram for ThXCu
South Zone
Points: 11
Weights: 11
Std Dev: 0.000
Variance: 0.000
CV: (Not defined)
Skewness: (Not defined)
Geom Mean: (Not defined)
Log-Est Mean: (Not defined)
Maximum: 0
75%: 0
50%: 0
25%: 0
Minimum: 0
Log Probability Plot for ThXCu
South Zone

Log Histogram and Log Probability Plot for South Zone Vein –Copper Accumulation

Snowden Mining Industry Consultants
Page 95

Appendix C – Variography

Gold City Industries Ltd.
Technical Report Golden Crown Property
June 22, 2004
Doc Ref: 04V332 Report.doc

(Downhole) -45->000: 50% Continuity for ThXAu
Domain KING1
Sample Separation (m)

(Direction 1) 30->090: 50% Continuity for ThXAu
Domain KING1
Sample Separation (m)

(Direction 2) -60->090: 50% Continuity for ThXAu
Domain KING1
Sample Separation (m)

Snowden Mining Industry Consultants
Page 97

Gold City Industries Ltd. June 22, 2004
Technical Report Golden Crown Property Doc Ref: 04V332 Report.doc

(Downhole) -45->000: 50% Continuity for ThXCu
Domain KING1
Sample Separation (m)
Pair Counts

(Direction 1) -40->270: 50% Continuity for ThXCu
Domain KING1
Sample Separation (m)
Pair Counts

(Direction 2) 50->270: 50% Continuity for ThXCu
Domain KING1
Sample Separation (m)
Pair Counts

Snowden Mining Industry Consultants Page 98

Appendix D – Resource Tables

Appendix E – Site Visit Photos

Old Golden Crown Adit

Typical Drill Collar, 2004 Program

Old Trenching

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD CITY INDUSTRIES LTD.

(Registrant)

June 2 5 , 2004                                 By:   /s/ Frederick Sveinson, President

Date